                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No. 333-24613


                                1,940,000 Shares

                               (DBT ONLINE LOGO)

                                  Common Stock
                                ($.10 par value)

                               ------------------
Of the shares of Common Stock (the "Common Stock") of DBT Online, Inc. (the "Company") offered hereby (the "Offering"), 1,300,000 shares are being sold by the Company and 640,000 shares are being sold by the Selling Shareholders named herein under "Principal and Selling Shareholders."

The Common Stock is traded on the Nasdaq National Market under the symbol "DBTO." On May 29, 1997, the closing price of the Common Stock, as reported by the Nasdaq National Market, was $40.25 per share. See "Price Range of Common Stock."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 8.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      Underwriting                    Proceeds to
                                       Price to       Discounts and     Proceeds to     Selling
                                        Public         Commissions      Company(1)    Shareholders
                                      -----------   -----------------   -----------   ------------
Per Share...........................    $38.00          $2.70             $35.30        $35.30
Total (2)...........................  $73,720,000    $5,238,000         $45,890,000   $22,592,000

(1) Before deduction of expenses payable by the Company estimated at $550,000.

(2) The Company and the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 45,000 additional shares of Common Stock from the Company and an aggregate of 246,000 additional shares of Common Stock from the Selling Shareholders to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $84,778,000, Underwriting Discounts and Commissions will be $6,023,700, Proceeds to Company will be $47,478,500, and Proceeds to Selling Shareholders will be $31,275,800.

     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about June 4, 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                              INVEMED ASSOCIATES, INC.

                         Prospectus dated May 29, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, all references to the "Company" (i) for periods prior to August 20, 1996 refer to Database Technologies, Inc., a Florida corporation, and (ii) for periods subsequent to August 20, 1996 refer to DBT Online, Inc., a Pennsylvania corporation, and its subsidiaries. Prospective investors should consider carefully, among other things, the information set forth under "Risk Factors." This Prospectus contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, that address, among other things, growth strategy, computer system capabilities, availability of data, customer demand and use of proceeds. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation those discussed in "Risk Factors" and matters set forth in the Prospectus generally.

                                  THE COMPANY

     The Company is a holding company which operates its business through two wholly-owned subsidiaries, Database Technologies, Inc. ("DBT") and Patlex Corporation ("Patlex"). DBT is an on-line provider of integrated database services. Patlex is engaged in the exploitation and enforcement of two laser patents. The Company intends to continue to grow DBT's business utilizing the net proceeds received by the Company from the Offering.

OVERVIEW OF DBT

     DBT is an on-line provider of integrated database services and related reports primarily to law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies. DBT develops proprietary software which contains unique algorithms and utilizes advanced microprocessor-based technology to locate, cross-reference and retrieve records from multiple data sources. DBT limits access to its computer system to approved customers who may access DBT's services via their desktop computers and generate reports which are delivered in an organized, comprehensive and easy-to-read format. To generate the reports, DBT's computers simultaneously access thousands of data sources containing billions of public records as if they were part of a single database. The Company believes that the large number of databases to which DBT has access and the ability of its computer system to identify, cross-reference and cross-check relevant data in a timely and cost-effective manner differentiate DBT from its competitors.

     DBT was established in February 1992 and has grown rapidly since its system first went on-line in January 1993. For the year ended December 31, 1996, DBT's revenues were $16,321,300, an increase of 102%, and system utilization was approximately 11.5 million minutes, an increase of 98%, by comparison to the previous year. For the three months ended March 31, 1997, DBT's revenues were $6,081,500, an increase of 82%, and system utilization was approximately 4.4 million minutes, an increase of 91%, by comparison to the same period in 1996. As of March 31, 1997, DBT had approximately 7,800 active customers, as compared to 4,000 active customers as of March 31, 1996, an increase of 95%.

DBT'S COMPUTER SYSTEM DESIGN

     DBT's computer system is based upon a linear architecture which uses a proprietary operating system to link multiple microprocessors. DBT internally designs and develops software which utilizes unique algorithms to perform thousands of complex calculations in the compilation of its comprehensive reports. In addition, DBT designs and constructs a significant portion of its system hardware to meet its demanding technological specifications. The Company believes DBT's operating system is distinguished from the systems of other on-line providers by virtue of the following characteristics:

- Microprocessor-based server design -- DBT has developed and uses a microprocessor-based computer system which the Company believes is more economical to construct, expand and upgrade than mainframe systems. In addition, DBT's operating system is fault tolerant in real time which prevents service interruptions during customer usage.

- Cross-referencing capability -- DBT's computer system utilizes a multi-tiered client server methodology to interface with multiple file types and processor resources. The unique algorithms developed by DBT allow the system to link dissimilar categories of data through intelligent indexing.

- Data storage capacity and update capability -- The Company believes the design of DBT's operating system provides the capability to process data files of any size. DBT's system currently has approximately 9.0 terabytes (each terabyte is equal to 1,024 gigabytes) of storage capacity, of which over 7.0 terabytes are currently utilized. DBT refreshes current data as often as updated data becomes available, including, in some instances, multiple times daily.

- Retrieval speed -- The system's linear architecture and distributed processing design allows DBT to distribute workload across the system infrastructure to utilize idle microprocessors, thereby enabling the system to perform searches, cross references and data validity checks rapidly.

- Reporting capabilities -- DBT's computer system efficiently compiles and presents retrieved information in a logical and easy-to-read format which prioritizes relevant and possibly related information and eliminates duplicative data.

DBT'S PRODUCTS, CUSTOMERS AND PRICING

     DBT currently offers its customers three primary products, each of which utilizes DBT's advanced search and cross-referencing capabilities.

     AutoTrack Plus+, DBT's premier product, provides access to billions of national, state and county public records. Depending upon the state in which the subject of the search is located, the information available includes current and past addresses, telephone numbers, possible associates and neighbors, as well as professional licenses, driving histories, business profile reports, real estate, vehicles and other assets. Users are able to undertake a detailed search of all relevant data based upon a limited amount of information. For example, a search can be based upon only a first name and a birth date, or solely upon an address.

     AutoTrack Jr. is a more economical means of accessing DBT's databases for users with less extensive search needs. This product, which is primarily used to access Florida public records, has a reduced on-line rate for customers with specific data needs and limits the number of different databases which are cross-referenced.

     DataCase, which was introduced in December 1996, is an on-line system providing users access to New York Unified Court System ("NYUCS") information. The information available includes New York Supreme Court civil docket information for 13 counties and judgment, docket and lien information for the New York City boroughs. The NYUCS selected DBT to develop DataCase after a competitive bidding process.

     DBT has established procedures designed to restrict access to its system and certain products to qualified individuals. Potential customers are screened by DBT prior to being given access to AutoTrack Plus+ or AutoTrack Jr. The screening process generally consists of a review of professional licenses, corporation and business status, credit reports, references and other relevant information and credentials.

     Customers access DBT's system by calling a toll-free number by modem from their computers. In general, DBT charges a per minute connection fee which currently ranges from $.50 per minute to $1.50 per minute depending on the product being accessed and the customer category. DBT also offers customers the opportunity to access certain reports for a fixed fee. DBT does not currently charge an installation or minimum monthly fee. Based on the system's retrieval speed and DBT's current price structure, the Company believes DBT is an economical source of on-line data.

DBT'S GROWTH STRATEGY

     The Company's objective is to position DBT as a primary data retrieval source for publicly-available information and as a value-added outsourcing partner for specialized data search, compilation and reporting. DBT has identified a number of opportunities to leverage its system capabilities and data access which the Company believes, if successfully implemented, will result in increased revenues. DBT proposes to pursue these objectives through the following initiatives:

- Expand customer base -- DBT has traditionally relied upon customer referrals, limited advertising and presentations at trade shows to promote its products. The Company believes that it can substantially expand DBT's customer base by instituting a number of targeted sales and marketing initiatives, including hiring professional marketing personnel and a direct sales force. In addition, the Company believes that an increased focus on corporate customers and the offering of information tailored to their needs will increase demand for DBT's products.

- Improve system accessibility and utilization -- DBT is currently developing, and expects to introduce during 1997, an intranet HTML-based delivery method as an alternative to its DOS-based delivery method. This new delivery method will allow customers to utilize the on-screen "point and click" method to more easily access information and to quickly and efficiently expand searches. The Company believes this delivery method will increase both the number of customers able to access DBT's services and system utilization by existing customers. In addition, DBT plans to direct its sales and customer service staff to educate customers about additional product applications.

- Enhance the scope and timeliness of data -- The Company believes that increasing the amount and type of data to which DBT provides access will enhance the value of DBT's services. DBT continually adds to its significant volume of national, state and county data. The Company intends to take advantage of the flexibility of its computer system design by further increasing the size and scope of its databases.

- Pursue selected outsourcing and data warehousing opportunities -- The Company believes that DBT is well positioned to leverage its systems and data search and compilation competencies to selectively pursue outsourcing and data warehousing contracts. For example, the Company is currently seeking opportunities to provide certain governmental agencies with customized data search, compilation and reporting services.

- Target new products to customer needs -- The Company will continue to develop products specifically designed for new or related customer needs. For example, DBT recently completed development of AutoCase which will utilize information available through DataCase to monitor NYUCS cases previously selected by the customer and automatically deliver on-line relevant new information on these cases when the customer logs onto DataCase.

OVERVIEW OF PATLEX

     Patlex has been engaged in the exploitation and enforcement of laser patents since 1979. Patlex's revenues are solely derived from its 64% interest in the royalty income from, and a 42.86% ownership interest in, two patents, the Gas Discharge Laser Patent and the Brewster Angle Window Patent, which relate to basic technology used in certain types of commonly used lasers and certain uses of laser technology (the "Laser Patents"). The Gas Discharge Laser Patent, which currently accounts for substantially all of Patlex's revenues, expires in 2004 and the Brewster Angle Window Patent expires in 2005. Upon the expiration of the Laser Patents, Patlex will no longer receive royalty income.

1996 REORGANIZATION

     On August 20, 1996, the Company was reorganized into its current structure. At that time, shareholders of Patlex and DBT approved transactions pursuant to which the Company was incorporated as a holding company and Patlex and DBT became wholly-owned subsidiaries of the Company (the "Reorganization"). The Company is the successor registrant to Patlex.

PRINCIPAL EXECUTIVE OFFICES

     The Company's principal executive office is located at 5550 W. Flamingo Road, Suite B-5, Las Vegas, Nevada 89103, and its telephone number is (702) 257-1112.

                                  THE OFFERING

Common Stock offered by:
  The Company........................................  1,300,000 shares
  The Selling Shareholders...........................  640,000 shares
                                                       ----------
     Total...........................................  1,940,000 shares
                                                       ==========
Common Stock to be outstanding after the Offering....  9,050,818 shares(1)
Use of Proceeds......................................  For working capital and general corporate purposes, including investment in property and
                                                       equipment. The Company will not receive any
                                                       proceeds from the sale of the Common Stock by
                                                       the Selling Shareholders. See "Use of
                                                       Proceeds."
Nasdaq National Market symbol........................  DBTO

---------------
(1) Excludes 979,634 shares issuable upon the exercise of options outstanding as of March 31, 1997. See "Management -- Executive Compensation" and "-- Stock Option Plan."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                                          THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                     ENDED
                                   ----------------------------------------------------   ------------
                                                                             PRO FORMA     MARCH 31,
                                    1994(1)       1995(2)       1996(3)       1996(4)         1997
                                   ----------   -----------   -----------   -----------   ------------
STATEMENT OF OPERATIONS DATA:
Revenues and patent royalties
  DBT revenues...................  $2,751,100   $ 8,076,300   $16,321,300   $16,321,300    $6,081,500
  Patlex patent royalties........                               2,382,000     7,696,000     1,517,500
                                   ----------   -----------   -----------   -----------    ----------
          Total..................   2,751,100     8,076,300    18,703,300    24,017,300     7,599,000
Gross profit
  DBT............................   1,894,900     4,704,000     7,947,000     7,947,000     3,234,600
  Patlex.........................                               1,760,000     5,748,500     1,093,700
                                   ----------   -----------   -----------   -----------    ----------
          Total..................   1,894,900     4,704,000     9,707,000    13,695,500     4,328,300
Income (loss) from operations
  DBT............................     445,200      (906,900)      194,700       331,000       665,500
  Patlex.........................                               1,341,000     4,092,500       839,200
  Corporate......................                                (626,200)     (626,200)      (99,400)
                                   ----------   -----------   -----------   -----------    ----------
          Total..................     445,200      (906,900)      909,500     3,797,300     1,405,300

Income (loss) before income
  taxes..........................     429,800      (983,000)      750,400     4,036,600     1,436,600

Net income (loss)................     429,800    (1,191,700)      519,400     2,688,200       890,700

Net income (loss) per common
  share..........................  $     0.11   $     (0.27)  $      0.08   $      0.34    $     0.11

Weighted average shares
  outstanding....................   3,937,600     4,417,800     6,177,300     8,012,000     8,053,000

OPERATING AND FINANCIAL DATA:
DBT EBITDA(5)....................  $  690,000   $    35,000   $ 2,582,900   $ 2,582,900    $1,365,100
DBT on-line minutes(6)...........   1,895,700     5,846,400    11,473,200    11,473,200     4,365,400
DBT active customers(7)..........       1,000         3,100         6,600         6,600         7,800
DBT employees(8).................          31            78           117           117           122
DBT capital expenditures.........  $  961,200   $ 3,115,600   $ 5,277,400   $ 5,277,400    $1,004,100
Patlex EBITDA(5).................                             $ 1,969,300   $ 6,045,900    $1,267,100

                                                                     MARCH 31, 1997
                                                              -----------------------------
                                                                ACTUAL       AS ADJUSTED(9)
                                                              -----------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 4,614,500     $49,954,500
Total assets................................................   28,489,000      73,829,000
Total debt..................................................           --              --
Stockholders' equity........................................   19,121,200      64,461,200

---------------
(1) There was no income tax provision in 1994 due to the Company's S Corporation status.

(2) The Company's results for 1995 were adversely impacted by a loss of $1,660,100 relating to the Company's acquisition and disposition of International Research Bureau, Inc. ("IRB") in 1995. On July 1, 1995, the Company terminated its S Corporation election and established a deferred tax liability of $155,200. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The 1996 Statement of Operations Data includes the results of Patlex from August 20, 1996 through December 31, 1996.

(4) The pro forma Statement of Operations Data includes the operations of Patlex as if the Reorganization had occurred on January 1, 1996.

(5) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. The Company has included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because it understands that it is used by certain investors as one measure of an issuer's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

(6) DBT on-line minutes means the approximate number of minutes that customers utilized DBT's system for the period presented.

(7) DBT active customers means the approximate number of customers who utilized DBT's system in the last month in the period presented.

(8) DBT employees means the number of full-time employees at period end.

(9) As adjusted to reflect the sale by the Company of 1,300,000 shares of Common Stock offered hereby.

                                  RISK FACTORS

     The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. See "Prospectus Summary." Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, but not limited to, those discussed below.

LIMITED OPERATING HISTORY; MANAGEMENT OF GROWTH

     DBT was established in February 1992. Accordingly, DBT has only a limited operating history upon which an evaluation of the Company's prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, expand its management and employee bases, continue to upgrade its computer system and successfully market its products and services. There can be no assurance that the Company will be able to sustain profitability or a positive cash flow from its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DBT has experienced rapid growth over the last three years. DBT's growth is expected to continue to place a significant strain on the Company's managerial, operational and financial resources. To manage this growth, the Company must continue to implement and improve its operational and financial systems and to attract, train and manage a growing number of employees. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that DBT's systems, procedures and controls will be adequate to support DBT's current or future operations. The Company's future operating results will also depend on its ability to expand its sales and marketing organization, penetrate different and broader markets and expand its support organization commensurate with the increasing base of its product offerings. The failure by the Company to manage its growth effectively could have a material adverse effect on the financial condition or results of operations of the Company.

     In addition, demand on DBT's network infrastructure, technical staff and resources has increased with the amount of data contained in DBT's databases and its expanding customer base. There can be no assurance that DBT's data storage capacity and cross-referencing capability will continue to be adequate to facilitate DBT's growth. Likewise, there can be no assurance that DBT will be able to establish customer accounts or provide customer or technical support on a timely basis, or that any delays will not result in a loss of customers. Any failure on the part of DBT to retain or expand its data storage capacity, to adjust its software to support larger volumes of data or to provide adequate customer and technical support services could have a material adverse effect on the financial condition or results of operations of the Company.

DEPENDENCE ON AND ABILITY TO PROTECT PROPRIETARY TECHNOLOGY

     The Company believes that its success is dependent in part on its technology, including its proprietary operating system and software. In addition to relying on trade secrecy laws, it is the Company's policy to require all employees to execute confidentiality and non-compete agreements upon the commencement of their relationships with the Company. There can be no assurance that such measures are or will be adequate to protect the Company's proprietary technology. Further, there can be no assurance that the Company's competitors or potential competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. See
"Business -- DBT -- Computer System Design."

EFFECTS OF TECHNOLOGICAL CHANGES

     The market for on-line database services is characterized by changing technology and evolving industry standards. The Company's future success will depend upon its ability to continue to enhance DBT's system and products, to add databases and to introduce new services and products that anticipate and address technological and market developments. While DBT has been successful in this regard in the past, there can be no assurance that the Company will be successful in such efforts in the future. For example, to improve system accessibility and utilization, DBT is currently developing, and expects to introduce during 1997, an intranet HTML-based delivery method as an alternative to its DOS-based delivery method. There can be no assurance that this new delivery method will be successfully developed in 1997, if at all. Further, even if the HTML-based delivery system is successfully developed, there can be no assurance that it will be generally available to customers in 1997, or that it can be completed without substantial cost to the Company. Any failure on the part of the Company to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the financial condition or results of operations of the Company.

IMPACT OF GOVERNMENT REGULATION OF ACCESS TO RECORDS; CLAIMS ARISING FROM USE OF INFORMATION

     At the present time, a significant amount of data is provided to DBT in accordance with public record laws, which vary from state to state. There can be no assurance that the availability of such data will not become subject to greater regulation in the future, including federal or state legislation designed to protect the public from the misutilization of personal information in the marketplace. For example, the federal Driver's Privacy Protection Act of 1994, 18 U.S.C. sec. 2721 (the "DPPA"), effective on September 13, 1997, limits the release and use of certain personal information from state motor vehicle records. Although the Company believes that the provisions of the DPPA do not significantly restrict the operations of DBT, there can be no assurance that individual states would not extend the coverage of the legislation in a way that would adversely affect the operations of on-line providers such as DBT. Further, there can be no assurance that existing privacy legislation will not be expanded, or that new privacy legislation will not be enacted, in a manner that limits the activities of DBT. Because DBT's ability to attract and retain customers is closely related to its ability to obtain and provide information to its customers, any increased government regulation at the state or federal level affecting DBT's ability to acquire information could have a material adverse effect on the financial condition or results of operations of the Company. See "Business -- DBT -- Regulation."

     In addition, the potential imposition of liability upon the Company for information disseminated to customers could require the Company to implement measures to reduce its exposure to such liability, including the expenditure of resources, the discontinuation of certain product offerings, or the restriction of access to certain customers. For example, the improper use of information obtained from DBT's databases or the supplying of incorrect information by DBT could result in potential liability for the Company. It is the Company's policy that customers sign a subscription agreement with DBT which includes a disclaimer of any warranties on the data and which provides for the indemnification of DBT for liabilities resulting from the customer's use of the data. However, there can be no assurance that such indemnification will provide any protection to the Company or DBT in the event of a lawsuit. Costs associated with this type of liability could have a material adverse effect on the financial condition or results of operations of the Company.

INABILITY TO ACQUIRE DATA; POTENTIAL INCREASES IN THE COST OF DATA

     DBT's products provide customers access to information acquired from governmental and commercial sources, primarily on a non-exclusive basis. There can be no assurance that DBT will continue to be able to acquire such information or that acquisition costs will not increase in the future. DBT does not have long-term fixed-price agreements with many of its data providers. The inability of DBT to acquire data could decrease the amount of information which DBT can offer its customers, thereby reducing the system utilization, which could have a material adverse effect on the financial condition or results of operations of the Company. In addition, significant increases in costs may have a material adverse effect on the financial condition or results of operations of the Company. See "Business -- DBT -- Data Sources."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent upon its key personnel and, in particular, Hank Asher, its President, Chief Executive Officer and principal shareholder, who led the development of DBT's software and hardware platforms. DBT does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the financial condition or results of operations of the Company. In addition, DBT's success will depend, in part, on its ability to attract and retain qualified personnel in the future. Failure to attract and retain such persons could have a material adverse effect on the financial condition or results of operations of the Company. See "Management."

COMPETITION

     The on-line database services market is highly competitive and the Company expects competition in this market to intensify in the future. Given that the information contained in DBT's databases is generally derived from publicly-available records, DBT's competitors, by law, also have access to such information. Many of DBT's current and potential competitors have longer operating histories, larger installed customer bases and significantly greater financial, technical, marketing and other resources than DBT. The Company competes (or in the future is expected to compete) directly or indirectly with Reed Elsevier PLC (Lexis/Nexis), Equifax Inc. (CDB Infotek) and The Thomson Corporation (WESTLAW/Information America), as well as other database providers. Such competition could have a material adverse effect on the financial condition or results of operations of the Company. See "Business -- Competition."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly operating results may fluctuate in the future depending upon such factors as the level of operating costs, timing and market acceptance of new products and enhanced versions of existing products, the rates of new customer acquisition and customer retention, and changes in pricing policies by DBT and its competitors. The Company has also experienced decreased on-line usage of the system during holidays. In addition, a significant portion of DBT's expenses are fixed; therefore, the Company's operating margins are particularly sensitive to fluctuation in revenues. The Company also believes that to the extent it is able to develop outsourcing or data warehousing opportunities, payments may result in fluctuation in quarterly earnings comparisons. Due to these factors, the Company's operating results may fall below expectations in some future quarter. In such event, the market price of the Company's Common Stock could be materially and adversely affected.

LACK OF LONG-TERM CUSTOMER CONTRACTS

     DBT does not typically require its customers to enter into minimum usage commitments or fixed-term subscriber agreements. No single customer of DBT accounted for more than 3% of DBT's revenues for the year ended December 31, 1996. However, to the extent that a significant number of customers cancel service at any one time, such cancellations could have a material adverse effect on the financial condition or results of operations of the Company.

DEPENDENCE ON A SINGLE PRODUCT

     In 1996, substantially all of DBT's revenues were generated from customers accessing AutoTrack Plus+. Any substantial decrease in demand for this product could have a material adverse effect on the financial condition or results of operations of the Company. See "Business -- DBT -- Products."

NATURAL DISASTER; SERVICE INTERRUPTIONS; SECURITY RISKS

     The Company's principal computer operations facility is located in Pompano Beach, Florida. In the event a natural disaster, fire, power failure, telecommunication or technical failure or other emergency disrupts the Company's computer operations or communication with its customers, the Company's ability to provide services to its customers may be jeopardized. Should access be unavailable for an extended time, customers may seek other sources of information and there can be no assurance that DBT would be able to continue its relationships with such customers in the future. In addition, computer break-ins or other disruptions could jeopardize the security of information stored in and transmitted through DBT's computer systems. The Company currently maintains business interruption insurance; however, the potential short-term and long-term loss of revenues resulting from any accident, incident or system failure could have a material adverse effect on the financial condition or results of operations of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE; LOW TRADING VOLUME

     The market price of the Company's Common Stock has been volatile and the Company expects that the price of its Common Stock may be subject to significant fluctuations in response to general economic and market conditions, quarterly variations in financial results and customer growth and usage, new pricing strategies, the announcement of technological innovations, changes in data providers, or strategic partnerships or new product offerings by the Company or its competitors. These fluctuations may have a material adverse effect on the market price of the Common Stock. Although the Common Stock is listed on the Nasdaq National Market, there has been low trading volume and there can be no assurance that an active trading market will develop. See "Price Range of Common Stock."

PATLEX LASER PATENTS: UNCERTAINTIES OF ENFORCEABILITY, COMPETING TECHNOLOGIES AND LIMITED DURATION

     The Laser Patents, which had a book value of approximately $13,220,500 at December 31, 1996 are Patlex's most significant assets. The royalties received from licensees of the Laser Patents represented 32% of the Company's revenues on a pro forma basis for the year ended December 31, 1996. The book value of the Laser Patents represented approximately 65% of the book value of all of Patlex's assets as of December 31, 1996. Patlex's ability to exploit the Laser Patents through its licensing program has been directly tied to its successes in litigating the validity of the Laser Patents in the courts and before the United States Patent and Trademark Office. There can be no assurance that Patlex would prevail in subsequent proceedings challenging such validity and enforceability, or that such challenges, if made, would not involve substantial litigation expenses.

     As Patlex's revenues are solely derived from the royalties it receives under its license agreements, any advance in technology which would render the Gas Discharge Laser Patent obsolete could adversely affect Patlex's future revenues and could have a material adverse effect on the financial condition or results of operations of the Company. Although the Company does not believe that there exist any recent advances in laser technology that may materially adversely affect Patlex's future patent royalty revenues, there has been a gradual increase in diode laser technology that has inhibited growth of Patlex's laser technology in low power laser applications.

     The Gas Discharge Laser Patent, which contributes substantially all of Patlex's revenues, expires in November 2004 and the Brewster Angle Window Patent expires in May 2005. The Company has no present intention to diversify or expand Patlex's business activity, and, accordingly, upon the expiration of the Brewster Angle Window Patent, Patlex would have no net Laser Patent royalties and, consequently, would be compelled to wind up its business affairs. See "Business -- Patlex."

CONTROL BY INSIDERS

     Hank Asher, the President, Chief Executive Officer and principal shareholder of the Company, will beneficially own approximately 26.6% of the Common Stock outstanding after the Offering (or 24.9% if the Underwriters' over-allotment option is exercised in full). In addition, the Company's directors and senior management will beneficially own approximately 50.5% of the Common Stock outstanding after the Offering (or 47.8% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Asher, individually, and the Company's directors and senior management, collectively, will continue to have significant influence over the policies and affairs of the Company and the outcome of corporate actions requiring stockholder approval, including the election of directors, the adoption of amendments to the Company's Articles of Incorporation and Bylaws and the approval of mergers and sales of the Company's assets. This significant influence could diminish the relative voting power of the other shareholders and, accordingly, reduce their individual and collective ability to influence the affairs of the Company. See "Certain Transactions and Relationships," "Principal and Selling Shareholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial amount of shares by existing shareholders could adversely affect the market price of the Common Stock. Immediately after the Offering, the 1,940,000 shares of Common Stock offered hereby will be available for sale in the public market without restriction. Of the total outstanding shares of Common Stock upon completion of the Offering, 4,724,452 shares (4,484,006 shares if the over-allotment option is exercised in full) will be held by "affiliates," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and are therefore subject to the volume and manner of sale limitations of Rule 144 of the Securities Act. No prediction can be made as to the effect, if any, that future sales of any of these shares of Common Stock, or the availability of these shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of these shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect market prices for the Common Stock. See "Shares Eligible for Future Sale."

DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock since the Reorganization. The Company currently intends to retain its earnings for future growth, including growth through potential strategic acquisitions or alliances and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be determined by the Company's board of directors in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See "Dividend Policy."

HOLDING COMPANY STRUCTURE

     The Company is a holding company and has no significant operations other than those incidental to its ownership of the capital stock of its subsidiaries. As a holding company, the Company's results of operations depend on the results of operations of its subsidiaries. Moreover, the Company is dependent on dividends or other intercompany transfers of funds from its subsidiaries to meet its debt service and other obligations and, to the extent that the Company intends to declare cash dividends on the Common Stock in the future, to fund the payment of cash dividends. In addition, claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer or takeover attempt that is opposed by the Company's board of directors. These provisions include (i) a provision requiring that the Company's board of directors be divided into three classes, each serving a staggered three-year term; (ii) certain restrictions on the persons eligible to call a special meeting of shareholders; (iii) certain limitations on the size of the Company's board of directors; and (iv) the ability of the Company's board of directors to authorize the issuance of preferred stock in series. See "Description of Capital Stock."

     Certain provisions of Pennsylvania law could have the effect of deterring takeovers. The Company in its Bylaws has opted out of subchapters E, F, G, H, I and J of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these subchapters provide special protections against acquisitions of publicly-held corporations subject to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $45,340,000, after deduction of the estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, including investment in property and equipment.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock since the Reorganization. The Company does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to finance operations and the expansion of DBT's business. Any future determination to pay cash dividends will be at the discretion of the Company's board of directors and will be dependent upon the Company's financial condition, operating results, capital requirements and such other factors as the Company's board of directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     Prior to September 28, 1995, there was no trading market for the Patlex common stock. From September 28, 1995 and until March 17, 1996, the Patlex common stock was listed on the Nasdaq Small-Cap Market under the symbol "PTLX." From March 18, 1996 until August 19, 1996, the Patlex common stock was listed on the Nasdaq National Market under the symbol "PTLX." The Company's Common Stock began trading on the Nasdaq National Market on August 20, 1996 under the symbol "DBTO."

     The following table sets forth the high and low sales prices for the Company's Common Stock and/or Patlex's common stock, for the period indicated, as reported on The Nasdaq Stock Market.

                                                              HIGH      LOW
                                                             ------    ------
1995
Third Quarter (beginning September 28, 1995)...............  $ 4.25    $ 4.00
Fourth Quarter.............................................   18.00      4.00
1996
First Quarter..............................................  $47.50    $13.25
Second Quarter.............................................   55.50     30.25
Third Quarter..............................................   48.00     35.75
Fourth Quarter.............................................   42.50     22.50
1997
First Quarter..............................................  $45.75    $29.75
Second Quarter (through May 29, 1997)......................   44.75     35.56

     On December 7, 1995, the last full trading day prior to the announcement of the execution of a letter of intent with respect to a merger between Patlex and DBT, the closing price of Patlex Common Stock as reported on the Nasdaq Small-Cap Market was $5.25 per share. On August 19, 1996, the last full trading day prior to the consummation of the Reorganization, the last reported sale price of Patlex Common Stock as reported on the Nasdaq National Market was $39.00. The last reported sale price of the Company's Common Stock on May 29, 1997, as reported on the Nasdaq National Market was $40.25.

     The number of record holders of the Company's Common Stock as of May 29, 1997 was 504. The Company believes that a larger number of beneficial owners hold such shares of Common Stock in depository or nominee form.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1997: (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to reflect the issuance and sale of 1,300,000 shares of Common Stock offered by the Company in the Offering. This table should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
Cash and cash equivalents...................................  $ 4,614,500   $49,954,500
                                                              ===========   ===========
Total debt..................................................           --            --
                                                              -----------   -----------
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized; no shares issued or outstanding............           --            --
  Common stock, $.10 par value, 40,000,000 shares
     authorized; 7,750,818 shares issued and outstanding,
     actual; 9,050,818 shares issued and outstanding, as
     adjusted...............................................      775,100       905,100
  Additional paid-in capital................................   18,210,000    63,420,000
  Retained earnings.........................................      136,100       136,100
                                                              -----------   -----------
          Total stockholders' equity........................   19,121,200    64,461,200
                                                              -----------   -----------
          Total capitalization..............................  $19,121,200   $64,461,200
                                                              ===========   ===========

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated financial data presented below as of December 31, 1992 and for the period from February 18, 1992 (date of inception) to December 31, 1992 and as of and for the fiscal years ended December 31, 1993, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company, certain of which are included elsewhere in this Prospectus. The consolidated financial data for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus and reflect all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of interim periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of results for the full fiscal year.

                                                                                                         THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                                MARCH 31,
                                   ----------------------------------------------------------------   -------------------------
                                    1992(1)        1993         1994        1995(2)       1996(3)        1996          1997
                                   ----------   ----------   ----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues.........................  $    1,800   $  477,400   $2,751,100   $ 8,076,300   $16,321,300   $3,349,800    $6,081,500
Patent royalties.................                                                         2,382,000                  1,517,500
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
        Total revenues and
          royalties..............       1,800      477,400    2,751,100     8,076,300    18,703,300    3,349,800     7,599,000
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
Cost of revenues.................      27,300      180,000      856,200     3,372,300     8,996,300    1,552,500     3,270,700
Selling and promotion............       1,800        7,900      287,100     1,025,700     1,930,400      315,900       593,000
Research and development.........      38,900      120,000      552,700     1,017,000     2,052,300      398,500       529,700
General and administrative.......      82,700      175,400      609,900     1,908,100     4,814,800      767,100     1,800,300
Loss on IRB transaction..........                                           1,660,100
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
        Total expenses...........     150,700      483,300    2,305,900     8,983,200    17,793,800    3,034,000     6,193,700
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
Income (loss) from operations....    (148,900)      (5,900)     445,200      (906,900)      909,500      315,800     1,405,300
Interest income (expense) and
  other income, net..............     162,800       82,900      (15,400)      (76,100)     (159,100)     (35,400)       31,300
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
Income (loss) before income
  taxes..........................      13,900       77,000      429,800      (983,000)      750,400      280,400     1,436,600
Provision for income taxes(4)....                                             208,700       231,000      105,500       545,900
                                   ----------   ----------   ----------   -----------   -----------   ----------    ----------
Net income (loss)................  $   13,900   $   77,000   $  429,800   $(1,191,700)  $   519,400   $  174,900    $  890,700
                                   ==========   ==========   ==========   ===========   ===========   ==========    ==========
Net income (loss) per common
  share..........................  $      .00   $      .02   $     0.11   $     (0.27)  $      0.08   $     0.03    $     0.11
                                   ==========   ==========   ==========   ===========   ===========   ==========    ==========
Weighted average shares
  outstanding....................   2,953,200    3,445,400    3,937,600     4,417,800     6,177,300    5,127,600     8,053,000
                                   ==========   ==========   ==========   ===========   ===========   ==========    ==========
OPERATING AND FINANCIAL DATA:
DBT EBITDA(5).............................................   $  690,000   $    35,000   $ 2,582,900   $  715,000    $1,365,100
DBT on-line minutes(6)....................................    1,895,700     5,846,400    11,473,200    2,302,500     4,365,400
DBT active customers(7)...................................        1,000         3,100         6,600        4,000         7,800
DBT employees(8)..........................................           31            78           117           88           122
DBT capital expenditures..................................   $  961,200   $ 3,115,600   $ 5,277,400   $1,010,700    $1,004,100
Patlex EBITDA(5)..........................................                              $ 1,969,300                 $1,267,100

                                                                          DECEMBER 31,
                                                ----------------------------------------------------------------    MARCH 31,
                                                   1992         1993         1994         1995          1996          1997
                                                ----------   ----------   ----------   -----------   -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $    6,000   $      300   $  156,300   $ 1,642,700   $ 6,965,600   $ 4,614,500
Total assets..................................      45,800      260,800    1,524,500     6,557,200    29,556,000    28,489,000
Total debt....................................                   11,000      684,700     2,641,600     2,981,300
Stockholders' equity..........................      14,900      138,500      552,300     2,598,400    18,230,500    19,121,200

---------------
(1) For the period from February 18, 1992 through December 31, 1992.

(2) The Company's results for 1995 were adversely impacted by a loss of $1,660,100 relating to the Company's acquisition and disposition of IRB in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The 1996 Statement of Operations Data includes the results of Patlex from August 20, 1996, the date of the Reorganization, through December 31, 1996.

(4) There was no income tax provision in fiscal years 1992, 1993 and 1994 due to the Company's S Corporation status. On July 1, 1995, the Company terminated its S Corporation election and established a deferred tax liability of $155,200.

(5) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. The Company has included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because it understands that it is used by certain investors as one measure of an issuer's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles), as an indicator of the Company's performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

(6) DBT on-line minutes means the approximate number of minutes that customers utilized DBT's system for the period presented.

(7) DBT active customers means the approximate number of customers who utilized DBT's system in the last month in the period presented.

(8) DBT employees means the number of full-time employees at period end.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The following Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1996 gives effect to the Reorganization as if it had occurred at January 1, 1996. See "Prospectus Summary -- The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Statement of Operations should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

     The Unaudited Pro Forma Consolidated Statement of Operations has been prepared by the Company based, in part, on the unaudited financial information of Patlex adjusted where necessary to the Company's basis of accounting policies used in the Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Statement of Operations is not intended to be indicative of the results that would have occurred if the Reorganization had occurred on January 1, 1996, or which may be realized in the future.

                                                        YEAR ENDED DECEMBER 31, 1996
                                      ----------------------------------------------------------------
                                      HISTORICAL     PRE-REORGANIZATION     PRO FORMA      PRO FORMA
                                        COMPANY          PATLEX(1)         ADJUSTMENTS    CONSOLIDATED
                                      -----------    ------------------    -----------    ------------
Revenues............................  $16,321,300                                         $16,321,300
Patent royalties....................    2,382,000       $ 5,314,000                         7,696,000
                                      -----------       -----------         ---------     -----------
     Total revenue and royalties....   18,703,300         5,314,000                        24,017,300

Cost of revenues....................    8,996,300         1,141,000         $ 184,500(2)   10,321,800
Sales and promotion.................    1,930,400                                           1,930,400
Research and development............    2,052,300                                           2,052,300
General and administrative..........    4,814,800         1,789,000          (688,300)(3)   5,915,500
                                      -----------       -----------         ---------     -----------
     Total operating expenses.......   17,793,800         2,930,000          (503,800)     20,220,000

Income from operations..............      909,500         2,384,000           503,800       3,797,300
Interest income (expense), net......     (159,100)          229,400           169,000(4)      239,300
                                      -----------       -----------         ---------     -----------
Income before income taxes..........      750,400         2,613,400           672,800       4,036,600
Provision (benefit) for income
  taxes.............................      231,000         1,123,300            (5,900)(5)   1,348,400
                                      -----------       -----------         ---------     -----------
Net income..........................  $   519,400       $ 1,490,100         $ 678,700     $ 2,688,200
                                      ===========       ===========         =========     ===========
Net income per common share.........                                                      $      0.34
                                                                                          ===========
Weighted average shares
  outstanding.......................                                                        8,012,000
                                                                                          ===========

---------------
(1) Reflects results of Patlex for the period January 1, 1996 to August 20, 1996, the date of the Reorganization.

(2) Adjustment to record increase in amortization expense of the patents resulting from the excess of the purchase price of Patlex over the assets and liabilities acquired.

(3) Adjustment to eliminate the one-time costs of the Reorganization including investment banking, attorney, accounting and printing expenses.

(4) Adjustment to eliminate interest expense from the reduction in debt offset by a related loss of interest income from a reduction of invested balances.

(5) Adjustment to record the income tax effect of the patent amortization and interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, and other financial information included elsewhere in this Prospectus. This Prospectus contains certain statements regarding future trends, the accuracy of which is subject to many risks and uncertainties. Such trends, and their anticipated impact upon the Company, could differ materially from those presented in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in the Prospectus.

OVERVIEW OF THE COMPANY AND 1996 REORGANIZATION

     The Company is a holding company with two wholly-owned operating subsidiaries, Database Technologies, Inc. and Patlex Corporation, which are respectively engaged in the provision of on-line integrated database services and the patent exploitation and enforcement business. The Company was reorganized into its current structure on August 20, 1996.

     On August 20, 1996, the shareholders of Patlex approved a plan of reorganization pursuant to which the Company was reorganized into a holding company and Patlex became a wholly-owned subsidiary of the Company. Also on August 20, 1996, another wholly-owned subsidiary of the Company merged with and into DBT and DBT became a wholly-owned subsidiary of the Company (the "Reorganization"). The Company is the successor registrant to Patlex.

     For accounting purposes the Reorganization was treated as a purchase business acquisition of Patlex by DBT (a reverse acquisition) and a recapitalization of DBT. Assets and liabilities of Patlex acquired in the Reorganization were recorded at their fair values as of August 20, 1996.

DBT

     DBT's revenues are principally derived from the billing of on-line charges based upon per minute connection fees and from the billing of individual report fees. DBT does not currently charge an installation or fixed monthly fee to its customers. Users access the database by calling a toll free number by modem from their computers. The per minute connection fee currently ranges from $0.50 per minute to $1.50 per minute depending on the product. On-line charges are recorded as revenues by DBT as incurred. Customers are billed monthly.

     Cost of revenues currently represents the largest portion of DBT's total costs and expenses. Cost of revenues includes the costs associated with the acquisition of data, depreciation on computer equipment, communication costs, salaries and other costs related to the maintenance of the system. The Company's data acquisition costs are generally fixed and consequently are not directly correlated with DBT's revenues. Substantially all data acquisition costs are expensed as incurred.

     Selling and promotion expenses include all expenses incurred by DBT's marketing and sales staff and customer and technical support personnel, advertising costs and expenses relating to DBT's participation at industry trade shows and conventions.

     Research and development expenses include all expenses incurred by DBT's computer programming personnel related to improvements in DBT's computer system and the development of new products. Research and development costs are charged to expense when incurred.

     General and administrative expenses include all expenses incurred by DBT relating to administrative and executive salaries, accounting, insurance and other general expenses of DBT.

PATLEX

     Patlex's revenues consist of royalties and income derived from the exploitation and enforcement of its existing patents. Patlex's cost of revenues consists of the amortization of the patent assets. General and administrative expenses include all administrative expenses, executive salaries, other personnel costs and other general expenses. Patlex does not have any selling and promotion expenses or research and development expenses.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996

     The Company's consolidated results of operations for the three months ended March 31, 1997 include the results of operations of Patlex, which was acquired by the Company on August 20, 1996.

REVENUES

     The Company's revenues increased 127% to $7,599,000 for the three months ended March 31, 1997 from $3,349,800 for the same period in 1996. DBT contributed $6,081,500 to the Company's revenues and Patlex contributed $1,517,500 to the Company's revenues.

     The increase in DBT's revenues was attributable to an increase in the number of active customers and the number of minutes users spent on-line. DBT's active customers (defined as the approximate number of customers utilizing the system in the last month in the period presented) increased 95% to 7,800 at March 31, 1997 from 4,000 at March 31, 1996.

     Total system usage was 4.4 million minutes for the three months ended March 31, 1997, up from 2.3 million minutes for the same period in 1996, an increase of 91%. Revenues from on-line charges were $5,838,100 and $3,152,500 for the three months ended March 31, 1997 and 1996, respectively, an increase of 85%.

COST OF REVENUES

     The Company's cost of revenues increased 111% to $3,270,700 for the three months ended March 31, 1997 from $1,552,500 for the same period in 1996. As a percentage of total revenues, cost of revenues decreased to 43% for the three months ended March 31, 1997 from 46% for the same period in 1996. For the three months ended March 31, 1997, Patlex's cost of revenues, which consisted solely of the amortization of its patents, was $423,800. In addition to the consolidation of Patlex, the increase in the Company's cost of revenues was due primarily to increases in both purchased data costs and depreciation expense as DBT continued to invest both in its computer facilities and in the expansion of its databases. The Company expects this trend to continue.

SELLING AND PROMOTION EXPENSES

     DBT's selling and promotion expenses increased 88% to $593,000 for the three months ended March 31, 1997 from $315,900 for the same period in 1996. The increase was primarily due to increases in payroll and trade show expenses. As a percentage of total revenues, selling and promotion expenses decreased to 7.8% for the three months ended March 31, 1997 from 9.4% for the same period in 1996.

RESEARCH AND DEVELOPMENT EXPENSES

     DBT's research and development expenses increased 33% to $529,700 for the three months ended March 31, 1997 from $398,500 for the same period in 1996. This increase was caused by an increase in payroll and related expenses. As a percentage of total revenues, research and development expenses were 7.0% for the three months ended March 31, 1997, a decrease from 11.9% for the same period in 1996.

GENERAL AND ADMINISTRATIVE EXPENSES

     The Company's general and administrative expenses increased 135% to $1,800,300 for the three months ended March 31, 1997 from $767,100 for the same period in 1996. This increase was due to increases in payroll and related expenses. As a percentage of total revenues, general and administrative expenses remained relatively consistent at 23.7% and 22.9% for the three months ended March 31, 1997 and 1996, respectively. Patlex's general and administrative expenses, which consisted principally of salaries, were $254,500 for the three months ended March 31, 1997. The Company's corporate expenses, which consisted principally of corporate insurance, public company related expenses and legal fees were $99,400.

INTEREST INCOME (EXPENSE), NET

     Net interest income was $31,300 for the three months ended March 31, 1997 compared to interest expense of $35,400 for the same period in 1996. The net interest income is due to the Company's repayment of all its outstanding debt in the three months ended March 31, 1997 and its positive cash flow from operations.

INCOME TAXES

     The Company's effective income tax rate was 38% for the three months ended March 31, 1997 compared to 37.6% for the same period in 1996.

NET INCOME

     The Company had net income of $890,700 for the three months ended March 31, 1997 compared to $174,900 for the same period in 1996.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Results of operations of Patlex from August 20, 1996 through December 31, 1996 are included in the Company's consolidated results of operations for the year ended December 31, 1996.

REVENUES

     The Company's revenues increased 132% to $18,703,300 in 1996 from $8,076,300 in 1995. DBT contributed $16,321,300 to the Company's revenues and Patlex contributed $2,382,000 to the Company's revenues. The Company's revenues increased 194% in 1995 up from $2,751,100 in 1994.

     The increase in DBT's revenues was attributable to an increase in the number of active customers and the number of minutes users spent on line. During 1996, DBT's active customers increased 113% to 6,600 as of December 31, 1996 from 3,100 as of December 31, 1995. During 1995, DBT's active customers increased 210% to 3,100 active customers from 1,000 active customers as of December 31, 1994.

     During the year ended December 31, 1996, total system usage was 11.5 million minutes, up from 5.8 million minutes in 1995 and 1.8 million minutes in 1994, an increase of 98% and 222%, respectively. Revenues from on-line charges in 1996 were $15,397,400, compared to $7,259,310 in 1995, and $2,233,644 in
1994, an increase of 112% and 225%, respectively. In 1996, DBT's from on-line charges per revenue per average active customer was $3,000. By comparison in 1995 and 1994, DBT's revenue from on-line charges per average active customer was $3,500 and $3,250, respectively.

COST OF REVENUES

     The Company's cost of revenues increased 167% to $8,996,300 in 1996 from $3,372,300 in 1995. As a percentage of total revenues, cost of revenues increased to 48% from 42% in 1995. In 1996 Patlex's cost of revenues, which consisted solely of the amortization of its patents, was $622,300. In addition to the consolidation of Patlex, the increase in the Company's cost of revenues was due primarily to increases in both purchased data costs and depreciation expense as DBT continued to invest both in its computer facilities and in the expansion of its databases. The Company expects this trend to continue.

     DBT's cost of revenues increased 294% to $3,372,300 in 1995 from $856,200 in 1994 and increased to 42% as a percentage of total revenues from 31% in 1994. The increase was due primarily to increases in both purchased data costs and depreciation expense.

SELLING AND PROMOTION EXPENSES

     DBT's selling and promotion expenses increased 88% to $1,930,400 in 1996 from $1,025,700 in 1995. The increase was primarily due to increases in payroll and trade show expenses. As a percentage of total revenues, selling and promotion decreased slightly to 10.3% in 1996 from 12.7% in 1995.

     DBT's selling and promotion expenses increased 257% to $1,025,700 in 1995 from $287,100 in 1994. The increase was primarily due to increases in payroll and trade show expenses. As a percentage of total revenues, selling and promotion increased to 12.7% in 1995 from 10.4% in 1994.

RESEARCH AND DEVELOPMENT EXPENSES

     DBT's research and development expenses increased 102% and 84% in 1996 and 1995, respectively, to $2,052,300 in 1996 from $1,017,000 in 1995 and $552,700 in 1994. These increases were caused by increases in payroll and related expenses. As a percentage of DBT's total revenues, research and development expenses were consistent in 1996 and 1995, at 12.6% for both years, a decrease from 20.1% in 1994.

GENERAL AND ADMINISTRATIVE EXPENSES

     DBT's general and administrative expenses increased 98% in 1996 and 213% in 1995 to $3,769,600 in 1996 from $1,908,100 in 1995 and $609,900 in 1994. The increases were due to increases in payroll and related expenses. As a percentage of DBT's total revenues, general and administrative expenses remained relatively consistent at 23.1%, 23.6% and 22.2% in 1996, 1995 and 1994, respectively. Patlex's general and administrative expenses, which consisted principally of salaries, were $419,000 for the period from August 20, 1996 through December 31, 1996. The Company's corporate expenses, which consisted principally of corporate insurance, public company related expenses and legal fees, were $626,200.

INTEREST EXPENSE

     Net interest expense was $159,100 in 1996 compared to $76,100 and $15,400 in 1995 and 1994, respectively. The increases resulted primarily from increases in the Company's average outstanding debt during each of 1996 and 1995 which was used to finance the Company's growth.

INCOME TAXES

     The Company's effective income tax rate was 32% in 1996. The rate was positively affected by a research tax credit enacted in July 1996 offset slightly by certain non-deductible Reorganization expenses. The 1995 income tax expense reflected the decision by the Company to revoke its S Corporation election and to begin paying taxes on its earnings. As a consequence of this election, the Company established a deferred tax liability of $155,200. There was no income tax expense in 1994 due to the Company's S Corporation status.

LOSS ON IRB TRANSACTION

     The Company's consolidated statements of operations reflects, in 1995, an expense of $1,660,100 corresponding to the costs incurred by DBT in a transaction with International Research Bureau, Inc. ("IRB"). Effective July 1, 1995, DBT purchased for cash and stock all of the outstanding shares of IRB's common stock. Subsequent to the acquisition, management of DBT re-evaluated the future potential of IRB's core document retrieval business and concluded that IRB's assets, other than its on-line customer list, had no future value to DBT. Factors which led DBT's management to this evaluation included the conclusions that DBT's technology was superior to IRB's, and that IRB's data was duplicative of data which DBT already possessed. On December 13, 1995, IRB's shares were transferred back to the original owners of IRB in exchange for DBT common stock. Because DBT's ownership of IRB was temporary, DBT accounted for its investment in IRB using the equity method.

     As a result of these transactions, DBT acquired IRB's customer list for its on-line business and was granted a covenant not to compete. Management's estimate of the fair value of the acquired assets, totaling $198,600, was recorded on DBT's balance sheet. The costs associated with this transaction included a cash payment of $1,000,000 and the issuance of DBT common stock valued at $485,700 (after accounting for the returned shares). The Company's expense of $1,660,100 was calculated after writing down the Company's investment in IRB and other costs totaling $373,000.

NET INCOME

     In 1996 the Company had net income of $519,400 compared to a loss of $1,191,700 in 1995 and income of $429,800 in 1994. Results for 1995 were adversely impacted by a loss of $1,660,100 relating to the Company's acquisition and disposition of IRB in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash flow from operations was $1,841,600 and $243,300 for the three months ended March 31, 1997 and 1996, respectively. The Company's capital expenditures of $1,004,100 and $1,010,700 for the three months ended March 31, 1997 and 1996, respectively, were primarily attributable to the acquisition of computer equipment for DBT. The Company had working capital at March 31, 1997 of $3,537,400 (including cash and cash equivalents of $4,614,500) compared to $4,117,800 (including cash and cash equivalents of $6,965,600) at December 31, 1996. The decrease in working capital at March 31, 1997 was principally due to the repayment by the Company during the first quarter of 1997 of its debt, which had an outstanding balance of $2,981,300 at December 31, 1996.

     The Company's cash flow from operations was $1,476,200 and $1,506,900 in 1996 and 1995, respectively. The Company's capital expenditures of $5,300,700 and $3,115,600 in 1996 and 1995, respectively, were primarily attributable to the acquisition of computer equipment for DBT. The Company had working capital at December 31, 1996 of $4,117,800 (including cash and cash equivalents of $6,965,600) compared to $508,500 (including cash and cash equivalents of $1,642,700) in 1995. The increase in 1996 was due to both the Company's growth and the acquisition of Patlex on August 20, 1996. The Company had total debt outstanding of $2,981,300 as of December 31, 1996, which was repaid in the first quarter of 1997.

     The Company expects to fund future working capital requirements from its existing cash balances and cash generated from operations. If necessary, other sources of capital available to the Company may include access to the capital markets, additional bank borrowings and lines of credit.

INFLATION

     The rate of inflation has not had a material impact on the operations of the Company. Moreover, if inflation remains at its recent levels, it is not expected to have a material impact on the operations of the Company for the foreseeable future.

                                    BUSINESS

     The Company is a holding company which operates its business through two wholly-owned subsidiaries, DBT and Patlex. DBT is an on-line provider of integrated database services and Patlex is engaged in the exploitation and enforcement of the Laser Patents.

                                      DBT

OVERVIEW

     DBT is an on-line provider of integrated database services and related reports primarily to law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies. DBT develops proprietary software which contains unique algorithms and utilizes advanced microprocessor-based technology to locate, cross-reference and retrieve records from multiple data sources. DBT limits access to its computer system to approved customers who may access DBT's services via their desktop computers and generate reports which are delivered in an organized, comprehensive and easy-to-read format. To generate the reports, DBT's computers simultaneously access thousands of data sources containing billions of public records as if they were part of a single database. The Company believes that the large number of databases to which DBT has access and the ability of its computer system to identify, cross-reference and cross-check relevant data in a timely and cost-effective manner differentiate DBT from its competitors.

INDUSTRY OVERVIEW

     The market for on-line information research services is evolving and subject to rapid technological change. The primary users of the public records and investigative information provided by DBT are law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies. The Company believes that the increasing volume of publicly available data will drive demand for comprehensive and organized methods for accessing that information and that the market for on-line information research services will demonstrate strong growth for the foreseeable future. Factors which the Company believes will contribute to this market growth include (i) the increasing need for more reliable and efficient investigative search methods and
(ii) the demand of customers for information research services capable of cross-referencing and cross-checking research results.

     DBT faces significant competition in the on-line information research services market. Although many of its competitors are established, well-capitalized companies with larger installed customer bases, DBT is able to compete due to its advanced technological capabilities and the need of various industries and governmental agencies for comprehensive and timely sources of investigative data. The Company believes DBT will be able to increase its market share based on its growth strategy described below.

COMPUTER SYSTEM DESIGN

     DBT's computer system is based upon a linear architecture which uses a proprietary operating system to link multiple microprocessors. DBT internally designs and develops software which utilizes unique algorithms to perform thousands of complex calculations in the compilation of its comprehensive reports. In addition, DBT designs and constructs a significant portion of its system hardware to meet its demanding technological specifications. The Company believes DBT's operating system is distinguished from the systems of other on-line providers by virtue of the following characteristics:

- Microprocessor-based server design -- DBT has developed and uses a microprocessor-based computer system which the Company believes is more economical to construct, expand and upgrade than mainframe systems. In addition, DBT's operating system is fault tolerant in real time which prevents service interruptions during customer usage.

- Cross-referencing capability -- DBT's computer system utilizes a multi-tiered client server methodology to interface with multiple file types and processor resources. The unique algorithms developed by DBT allow the system to link dissimilar categories of data through intelligent indexing.

- Data storage capacity and update capability -- The Company believes the design of DBT's operating system provides the capability to process data files of any size. DBT's system currently has approximately 9.0 terabytes (each terabyte is equal to 1,024 gigabytes) of storage capacity, of which over 7.0 terabytes are currently utilized. DBT refreshes current data as often as updated data becomes available, including, in some instances, multiple times daily.

- Retrieval speed -- The system's linear architecture and distributed processing design allows DBT to distribute workload across the system infrastructure to utilize idle microprocessors, thereby enabling the system to perform searches, cross references and data validity checks rapidly.

- Reporting capabilities -- DBT's computer system efficiently compiles and presents retrieved information in a logical and easy-to-read format, which prioritizes relevant and possibly related information and eliminates duplicative data.

GROWTH STRATEGY

     The Company's objective is to position DBT as a primary data retrieval source for publicly-available information and as a value-added outsourcing partner for specialized data search, compilation and reporting. DBT has identified a number of opportunities to leverage its system capabilities and data access which the Company believes, if successfully implemented, will result in increased revenues. DBT proposes to pursue these objectives through the following initiatives:

- Expand customer base -- DBT has traditionally relied upon customer referrals, limited advertising and presentations at trade shows to promote its products. The Company believes that it can substantially expand DBT's customer base by instituting a number of targeted sales and marketing initiatives, including hiring professional marketing personnel and a direct sales force. In addition, the Company believes that an increased focus on corporate customers and the offering of information tailored to their needs will increase demand for DBT's products.

- Improve system accessibility and utilization -- DBT is currently developing, and expects to introduce during 1997, an intranet HTML-based delivery method as an alternative to its DOS-based delivery method. This delivery method will allow customers to utilize the on-screen "point and click" method to more easily access information and to quickly and efficiently expand searches. The Company believes this delivery method will increase both the number of customers able to access DBT's services and system utilization by existing customers. In addition, DBT plans to direct its sales and customer service staff to educate customers about additional product applications.

- Enhance the scope and timeliness of data -- The Company believes that increasing the amount and type of data to which DBT provides access will enhance the value of DBT's services. DBT continually adds to its significant volume of national, state and county data. The Company intends to take advantage of the flexibility of its computer system design by further increasing the size and scope of its databases.

- Pursue selected outsourcing and data warehousing opportunities -- The Company believes that DBT is well positioned to leverage its systems and data search and compilation competencies to selectively pursue outsourcing and data warehousing contracts. For example, the Company is currently seeking opportunities to provide certain governmental agencies with customized data search, compilation and reporting services.

- Target new products to customer needs -- The Company will continue to develop products specifically designed for new or related customer needs. For example, DBT recently completed development of AutoCase which will utilize information available through DataCase to monitor NYUCS cases previously selected by the customer and automatically deliver on-line any relevant new information on these cases when the customer logs onto DataCase.

DATA SOURCES

     DBT acquires its data from both governmental and commercial sources. DBT is actively seeking additional sources to expand the scope of its product offerings. DBT purchases new data based on availability, customer needs and the potential of any new data to complement the data already available on DBT's system.

     Governmental Sources. DBT acquires some of its public record data directly from the federal, state and county governmental agencies which maintain the data. This data is specifically made publicly available by law and is typically provided to DBT on a "pay-as-you-go" basis, including updates to the data at various intervals. Certain governmental agencies are limited by law in what they charge purchasers for certain records. In addition, certain types of data which are available in some states may be unavailable in other states due to statutory exemptions from the public record laws of those states.

     Commercial Sources. DBT also acquires data via purchase or license from commercial sources, typically on a non-exclusive basis. These transactions typically are covered by long-term contracts ranging in duration from approximately two to five years. In most cases, these contracts provide for fixed annual payments and include updates to the data at various intervals.

PRODUCTS

     AUTOTRACK PLUS+. AutoTrack Plus+, DBT's premier product, provides on-line access to billions of national, state and county public records. Customers are able to search a particular database and then cross-reference other databases within AutoTrack Plus+ in a comprehensive manner. Depending upon the state in which the subject of the search is located, the information available includes current and past addresses, telephone numbers, possible associates and neighbors, as well as professional licenses, driving histories, business profile reports, real estate, vehicles and other assets. Users are able to undertake a detailed search of all relevant data based on a limited amount of information. In 1996, substantially all of DBT's revenues were generated by the use of AutoTrack Plus+.

     AutoTrack Plus+ is an aggregation of numerous products. Some of the larger, more frequently accessed products within AutoTrack Plus+ are as follows:

          Faces of the Nation contains information on individuals throughout the United States. With limited information, such as a surname alone, an address alone or both a date of birth and first name, users can access current and previous addresses, neighbors, date of birth and other information for millions of individuals. Although the scope of this database is national, some individuals in the United States may not be included.

          Corporations of the Nation contains information on active and inactive businesses based on secretary of state filings in 43 states. Users can retrieve information on officers, directors, registered agents, corporate status and federal employment identification numbers. Searches can be performed through the use of names, addresses, federal employer identification numbers and corporation numbers.

          Properties of the Nation contains information on real property in 37 states and the U.S. Virgin Islands. Users can receive information on situs and mailing address, parcel number, assessed values, recent and prior sales prices and property narratives as well as other information related to the property.

          Vehicles of the Nation contains information on vehicle registrations in 32 states including an owner name(s) and address, description, title information, vehicle identification number (VIN), lienholder information and historical data. Users can base searches on information available concerning any combination of the vehicle's license tag, model and description, zip code, VIN, owner name, address and county.

          Drivers of the Nation contains information on drivers' licenses issued in 22 states and can be searched using a combination of name, driver's license number, address, date of birth and zip code.

          Liens/Judgments/Bankruptcies contains information on business and consumer bankruptcies in all 50 states. Users can also locate data in 29 states relating to federal and state tax liens and civil judgments.

     Other national databases offered through AutoTrack Plus+ include "Deed Transfers of the Nation," "TRW Business Reports," "National Business Reports" and federal trademarks and service marks.

     AutoTrack Plus+ also includes additional databases from a number of states, with the broadest selection of databases available for Florida, Texas, New York and California. The most substantial individual state data in AutoTrack Plus+ is available for individuals, corporations and assets in Florida. Florida databases provide information on drivers' licenses, vehicles, boats, worker's compensation claims, accident reports, trademarks, concealed weapons permits, professional licenses, UCC lien filings, corporations, real estate and much more specialized information. Users can access data ranging from most recent property sales prices to driving histories and can locate information on an individual's Florida vehicles and vessels, real property, any possible Florida corporate affiliations, Florida professional licenses, known addresses, marriages and divorces.

     Other individual state data available in AutoTrack Plus+ for various states include citizen profiles, professional licenses, vehicle and vessel registrations, drivers' licenses, marriages, secretary of state filings and other specialized data. These state databases utilize the same search methods as the national databases and users can combine searches of various state and national databases.

     Comprehensive and dossier reports allow users to efficiently and cost-effectively gather all the relevant information available in AutoTrack Plus+ on the subject of their search. These reports offer summaries and detailed reports aggregating a broad spectrum of data from the national and state databases and present this data in a clear and convenient format. These reports, which can be either national or statewide in their scope, eliminate the user's need for further searches and provide the most complete amount of information in the shortest time.

     AUTOTRACK JR. AutoTrack Jr. is a more economical means of accessing DBT's databases for users with less extensive search needs. AutoTrack Jr. mostly includes Florida databases with information on drivers' licenses, vehicle registrations, boat registrations, accident reports, tax rolls, real estate, worker's compensation claims and professional licenses. In addition, AutoTrack Jr. includes a limited number of national databases.

     DATACASE AND AUTOCASE. DataCase, which was introduced in December 1996, is an on-line product providing users access to NYUCS information. The information available includes New York Supreme Court civil docket information from twelve New York City metropolitan area counties and Erie County, and judgment, docket and lien information for the New York City boroughs. Users also have access to the New York State Attorney registration information and New York county clerk records. The NYUCS selected DBT to develop DataCase after a competitive bidding process.

     DataCase, which will likely be used predominantly by New York attorneys, provides its users the opportunity to monitor the status of pending cases and current case activity in the NYUCS. A user can access both motion calendars and appearance calendars to assist in scheduling and planning. DataCase allows the user to search the litigation histories of parties and the Company believes it will allow users to assess litigation patterns and practices of individuals and companies. Searches also can be performed to determine which law firms and state justices have been involved in particular litigation. In addition, DataCase allows users to search for information on specific court judgments and liens in the New York City area. Searches can be performed by case name, law firm, specific county, defendant, plaintiff or other information. Information in DataCase is updated four times daily and is available 24 hours a day, seven days a week.

     AutoCase, utilizing the information available through DataCase, will offer a personalized up-to-date source of information on requested cases pending in the NYUCS. AutoCase will monitor the activity of cases selected by the customer and automatically deliver on-line any relevant new information on these cases when the customer logs onto DataCase. This information is updated four times daily. The Company believes AutoCase will serve as a constant, timely and reliable source of information relating to the status of cases in the NYUCS. AutoCase was launched in April 1997.

PRICING

     The Company's pricing plan is designed to attract new subscribers and to increase system utilization. The primary component of the Company's pricing structure is a per minute connection fee. Users access the database by calling a toll-free number by modem from their computers. The per minute connection fee currently ranges from $.50 per minute to $1.50 per minute depending on the product being accessed and the customer category. DBT also offers the user the opportunity to access certain reports for a fixed fee. DBT does not currently charge an installation or fixed monthly fee to its customers. Based on the system's retrieval speed and DBT's current price structure, the Company believes DBT is an economical source of on-line data.

     The following tables present DBT's quarterly system utilization and revenues:

                                                         DBT ON-LINE MINUTES
                                                   (SYSTEM UTILIZATION IN MINUTES)
                                          -------------------------------------------------
QUARTER ENDED                                1994         1995         1996         1997
-------------                             ----------   ----------   ----------   ----------
March 31................................     284,400    1,033,200    2,302,400    4,365,400
June 30.................................     403,500    1,403,500    2,644,600
September 30............................     526,000    1,701,600    3,184,000
December 31.............................     681,800    1,708,100    3,342,200

                                                            DBT REVENUES
                                          -------------------------------------------------
QUARTER ENDED                                1994         1995         1996         1997
-------------                             ----------   ----------   ----------   ----------
March 31................................  $  383,900   $1,518,900   $3,349,800   $6,081,500
June 30.................................     559,300    1,874,500    3,789,000
September 30............................     761,900    2,206,400    4,472,900
December 31.............................   1,046,000    2,476,500    4,709,600

CUSTOMERS

     DBT's customer base has increased rapidly over the last three years, from approximately 370 active customers (defined as the approximate number of customers who utilized the system in the last month in the period presented) as of December 31, 1993 to approximately 6,600 active customers as of December 31, 1996 and approximately 7,800 active customers as of March 31, 1997. Initially, DBT's products were utilized primarily by insurance companies to investigate claims. Use of the databases later expanded to law enforcement agencies and licensed investigation firms. Currently, DBT offers its products primarily to law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies.

     DBT has established procedures designed to restrict access to its system and certain products to qualified individuals and entities. Potential customers are screened by DBT prior to being given access to AutoTrack Plus+ or AutoTrack Jr. The screening process generally consists of a review of professional licenses, corporation and business status, credit reports, references and other relevant information and credentials. Applicants that do not meet DBT's screening criteria are denied access to the system.

     Once an application has been approved, the customer signs a subscription agreement with DBT which provides the terms and conditions pursuant to which DBT grants access to its products. A standard subscription agreement includes a disclaimer of any warranties on the data and indemnification of DBT for liabilities resulting from the customer's use of the data. As of March 31, 1997, the Company had 15 employees dedicated to receiving phone calls from potential customers, processing orders and verifying the credentials and references of each potential customer.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     The Company believes that providing superior levels of customer service and technical support is necessary to attract and retain customers and to increase system usage. The Company has created a dedicated Technical Support Center staffed by customer service representatives who have received extensive training on the system and on each individual product.

     Providing trouble-free product implementation to new users is an important aspect of DBT's strategy of establishing itself as a superior service provider. Once a new customer account or user has been approved, DBT mails each customer a package with the software diskettes, a user manual, the toll-free phone number of the Technical Support Center and instructions for the customer to call DBT for a password and assistance on installation. Thereafter, the user will be contacted to schedule an appointment for installation assistance and an initial training session. During the initial session, DBT's representative ensures that the new user has established communication with the system and assists in review of the databases. In order to encourage users to explore the many uses of AutoTrack Plus+, DBT currently offers its users a demonstration period, during which the user is not charged for connection time, and offers credits for certain report charges.

     The Technical Support Center representatives resolve technical or communication difficulties and respond to product support questions 24 hours a day, every day of the year. Users may access the Technical Support Center via a toll-free telephone number and are not currently charged for these inquiries. The objective of the Technical Support Center is to provide customers with quick and accurate answers to their questions from a single contact point. As of March 31, 1997, DBT's Technical Support Center was comprised of 35 customer service representatives.

SALES AND MARKETING

     The Company believes that substantial opportunities exist to both attract new customers and increase its revenues from existing customers. The Company's marketing objective is to create demand for its products by targeting the needs of various market segments, such as law enforcement, attorneys and governmental agencies, providing comprehensive and organized information, superior service and reliability at a competitive price. DBT has traditionally relied upon customer referrals, limited advertising and presentations at trade shows to introduce potential customers to the benefits of AutoTrack Plus+ and DBT's other products. The Company has recently begun taking a more pro-active approach toward marketing. The Company intends to hire a marketing team and implement a marketing program directed toward targeted market segments using direct mail campaigns, advertising and direct contact by the sales staff.

REGULATION

     Regulation of access to information for public usage varies from state to state. Therefore, the amount of information available in particular states may vary. In many states, including Florida and Texas, the two states where DBT has a significant amount of business, all government records are specifically made public by law unless excluded by a specific statutory exception. Such exceptions exist primarily with respect to some criminal history information, which generally may only be provided to law enforcement agencies for specific purposes. The continued availability of public record data is also subject to federal legislation. For example, the Driver's Privacy Protection Act of 1994, effective September 13, 1997, places certain restrictions on the release and use of certain personal data included in state motor vehicle records. DBT cannot predict whether the degree of regulation in any particular state will change, nor whether the federal government will implement new regulations with respect to access to specific information. See "Risk Factors -- Impact of Government Regulation of Access to Records; Claims Arising from Use of Information."

                                     PATLEX

     Patlex has been engaged in the patent exploitation and enforcement business since 1979. Patlex owns a 64% interest in the royalty income from, and a 42.86% ownership interest in, the Laser Patents which derive from patent applications originally filed by Dr. Gordon Gould in 1959. The patent enforcement business includes the identification of laser products which infringe the Laser Patents and the execution of licensing agreements through normal commercial negotiations or pursuant to settlements of litigation brought against infringers of the Laser Patents. Patlex is also the exclusive licensing agent for the Laser Patents.

     Laser Patents. The Gas Discharge Laser Patent (U.S. Patent No. 4,704,583) currently accounts for substantially all of Patlex's revenues. The Brewster Angle Window Patent (U.S. Patent No. 4,746,201) involves the use of an optical system including optical elements to polarize light. The Gas Discharge Laser Patent expires in November 2004 and the Brewster Angle Window Patent expires in May 2005. Upon the expiration of the applicable patent, Patlex will lose its right to exclude others from exploiting the inventions claimed therein and, accordingly, the obligation of third parties to make royalty payments to Patlex will cease.

     Patlex's ability to exploit the Laser Patents through its licensing program has been directly tied to its successes in litigating the validity of the Laser Patents, both in the courts and before the United States Patent and Trademark Office. The Company believes that the major period of litigating the validity and enforceability of the Laser Patents has passed. The "major period" refers to the period of time (from 1977 through 1988) in which the greatest number of lawsuits challenging the validity and scope of the Laser Patents were prosecuted. However, the Laser Patents may be subject to subsequent challenges. There can be no assurance that, if challenged, Patlex would prevail in any subsequent proceedings or that such challenges may not entail substantial litigation expenses. A successful challenge against the validity of the Gas Discharge Laser Patent could have a material adverse effect on the financial condition or results of operations of the Company.

     There were no expenses relating to litigation of the Laser Patents during 1996.

     Gas discharge laser applications. Gas discharge lasers are used for applications requiring low to high power output in commercial, medical and scientific markets. Commercial market applications account for the majority of total gas discharge laser uses and include manufacturing-related applications such as robotic welding, marking, drilling and cutting of sheet-metal. Gas discharge lasers are also used in the packaging industry to mark and etch dates, bar codes and other information on containers. Medical applications include uses in dermatology for skin resurfacing and wrinkle removal, ophthalmology, including refractive surgery, retinal surgery and glaucoma treatment, and general non-invasive surgery. Research and scientific applications, which represent the balance of gas discharge laser uses, primarily are comprised of laboratory research and development activities.

     Patent Licensing Agreements. Patlex is the exclusive licensing agent for the Laser Patents. As licensing agent, Patlex actively pursues its patent licenses, which require manufacturers and users who exploit the inventions claimed in the Laser Patents to report and pay royalties to Patlex. Patlex then distributes these royalties among itself and the other parties holding interests in the royalty income. Patlex actively monitors the laser industry to identify infringers and new laser applications which infringe the Laser Patents. The agreements into which Patlex enters generally fall into three categories: (i) license agreements with manufacturers of lasers or laser systems that use the inventions claimed in the Laser Patents; (ii) license agreements with users of lasers or laser systems that use the inventions claimed in the Laser Patents; and (iii) settlement agreements which require a payment of a specific sum of money for past infringement of certain of the Laser Patents but do not include a grant of a license to make, use or sell any product that utilizes the inventions claimed in the Laser Patents. As of March 31, 1997, Patlex had agreements with a total of 231 companies, including users and manufacturers representing a cross-section of industries in the United States. Of such agreements, 186 were licensing agreements with manufacturers who had an obligation to report and pay royalties on the sale of lasers or laser systems which use the Laser Patents. The Company believes the majority of the commercial laser manufacturers in the United States, as well as a majority of manufacturers importing lasers into the United States, have been licensed. No licensees accounted for more than 10% of the Laser Patent royalties during the period from the Reorganization through March 31, 1997; however, Laser Patent royalties fluctuate by customer from period to period.

     The market for Patlex's patent license agreements under the Laser Patents depends on the commercial laser industry. The number of license agreements fluctuates with the execution of license agreements with new commercial entities, spin-offs creating new entities from existing licensees, business failures, combinations between existing licensees and termination of existing agreements for cause or by mutual consent.

     The agreements with both manufacturers and users generally provide for one or more "lump sum" payments in consideration of nonexclusive licenses for certain applications of all of the Laser Patents and a release of all claims for damages from past infringements. Substantially all of the licenses also provide for future royalty payments if the licensee engages in the manufacture or sale of lasers subject to the Laser Patents. In contrast, substantially all of the licenses with licensees that use, but do not manufacture or sell products covered by, the Laser Patents, provide only for a one-time lump sum payment for past infringement. As a result of licensing efforts to date, royalties from past infringements are expected to be minimal in the future.

COMPETITION

     The information services industry is very competitive and characterized by rapid technological change and the entry of large and well-capitalized companies as well as smaller competitors. The Company competes or may compete with large, well-established information providers such as Reed Elsevier PLC (Lexis/Nexis), Equifax Inc. (CDB Infotek) and The Thomson Corporation (WESTLAW/Information America), as well as some other database providers. These competitors offer a wide variety of information services not offered by DBT which allow them to offer their products to larger customer bases and to more easily attract customers to their products. However, the Company is not aware of any competitors that provide the same comprehensive databases and cross-referenced products that are currently available through AutoTrack Plus+. Further, the price structures for these competitors' products are generally higher than those of DBT and the Company believes that none of these competitors currently provides the uniquely integrated and cross-referenced database services available from DBT.

     In addition, the Company believes that many customers purchase multiple products from various information providers in order to maximize the information to which they have access. Therefore, the Company believes that DBT's products can complement services provided by its competitors. If current competitors or others sought to compete on a larger scale with DBT, such competition could have a material adverse effect on the financial condition or results of operations of the Company.

     As exclusive licensing agent of the Laser Patents, Patlex does not encounter any competition in licensing manufacturers and users of the technology covered by the Laser Patents. Although the Company believes the laser technology covered by the Laser Patents to be state of the art, any advance in technology which would render one or more of the Laser Patents obsolete could adversely affect Patlex's future patent royalty revenue and could have a materially adverse effect on the financial condition or results of operations of the Company.

EMPLOYEES

     As of March 31, 1997, the Company had 131 full-time employees, 125 of whom were employed by DBT and 6 of whom were employed by Patlex. The Company considers its relationships with its employees to be good. None of the Company's employees are covered by collective bargaining agreements.

PROPERTIES

     DBT leases an aggregate of approximately 42,000 square feet in three buildings in Pompano Beach, Florida for office space and computer operations.

     Patlex leases approximately 2,600 square feet of office space in Las Vegas, Nevada and approximately 600 square feet of space located in Las Cruces, New Mexico.

LEGAL PROCEEDINGS

     The Company may be involved in litigation from time to time in the ordinary course of its business. DBT is not currently involved in any litigation, or, to its knowledge, is any material litigation currently threatened.

     In November 1994, REFAC Financial Corporation ("REFAC") instituted a civil action in the United States District Court, Eastern District of Pennsylvania, alleging that Patlex improperly calculated the royalties due REFAC. On February 28, 1996, a special verdict adverse to Patlex was returned and judgment in the total amount of $192,800 was entered on July 10, 1996. Patlex appealed the decision to the United States Court of Appeals for the Third Circuit which affirmed the United States District Court's decision on March 27, 1997. Patlex has accrued the amount of the REFAC judgment plus interest through March 31, 1997.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information as of March 31, 1997 concerning the Company's executive officers and directors.

             NAME                 AGE                               POSITION
             ----                 ---                               --------
Frank Borman..................    69     Chairman of the Board of Directors
Hank Asher....................    46     President, Chief Executive Officer and Director
Thomas L. Simpson.............    53     Chief Operating Officer and Director
Timothy M. Leonard............    38     Vice President, Finance, Treasurer and Chief Financial Officer
J. Henry Muetterties..........    44     Vice President, Secretary and General Counsel
Charles A. Asher..............    44     Director
Gary E. Erlbaum...............    52     Director
Jack Hight....................    71     Director
Kenneth G. Langone............    61     Director
Eugene L. Step................    68     Director
Sari Zalcberg.................    43     Director

     Frank Borman has been Chairman of the Company since August 1996, and President of Patlex since 1988. From September 1995 until August 1996, he also served as Chief Executive Officer and a director of Patlex. He served as Chairman and Chief Executive Officer of Patlex from 1988 to December 1992, and as Chairman of AutoFinance Group, Inc. ("AFG") from December 1992 to September 1995, during the period that Patlex was a subsidiary of AFG. He served as Vice Chairman of the Board of Directors of Texas Air Corporation from 1986 to 1991. From 1969 to 1986, he served in various capacities for Eastern Airlines, including President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Borman served in the United States Air Force from 1950 to 1970. Mr. Borman currently serves as a director of The Home Depot, Inc., Outboard Marine Corporation, Thermo Instruments Systems and American Superconductor Corporation and is also a member of the Board of Trustees of the National Geographic Society.

     Hank Asher has been President, Chief Executive Officer and a director of the Company since August 1996. He has been the President, Chief Executive Officer and a director of DBT since he founded the company in 1992. Prior to founding DBT, Mr. Asher performed contract programming services for various computer companies.

     Thomas L. Simpson was elected Chief Operating Officer and a director of the Company in February 1997. Mr. Simpson had been Senior Vice President, Chief Operating Officer and Secretary of GMIS Inc., a developer of software for the health care payor market, from May 1995 until January 1997. Prior to that, Mr. Simpson held various financial management positions at Alco Standard Corporation, a distributor of office products, from 1986 to 1995, including his most recent position as Chief Financial Officer of Unisource, Inc., a distributor of paper products.

     Timothy M. Leonard was elected Vice President, Finance, Treasurer and Chief Financial Officer of the Company in February 1997. From June 1994 until January 1997, he served in various capacities for GMIS Inc., including Director of Finance from June 1994 through May 1995 and Vice President, Finance and Chief Financial Officer from May 1995 through January 1997. Mr. Leonard worked for Ernst & Young LLP from 1981 through June 1994.

     J. Henry Muetterties has been the Vice President, General Counsel and Secretary of the Company since August 1996. From May 1989 through August 1996, he was the Vice President, General Counsel and Secretary of Patlex and was the Corporate Licensing Counsel for Patlex since March 1988. From 1983 to 1988, Mr. Muetterties was Senior Patent Counsel for Allied-Signal Aerospace, a division of Allied-Signal, Inc.

     Charles A. Asher has been a director of the Company since August 1996, and was a director of DBT from 1994 to August 1996. He practices law in South Bend, Indiana.

     Gary E. Erlbaum has been a director of the Company since August 1996, and was a director of Patlex from September 1995 to August 1996. He has been involved with Patlex since May 1972, serving as a Patlex director from 1983 to December 1992, and as a director of AFG from December 1992 to September 1995, during the period that Patlex was a subsidiary of AFG. Mr. Erlbaum served as the Chairman of the Board of Directors of Patlex from September 1977 to July 1981 and from October 1981 to February 1983, and served as the President of Patlex from May 1972 to September 1977 and from December 1978 to July 1981. Since 1983, he has been the President of Greentree Properties Corporation, which is engaged in real estate and business ventures. He is also a director of several privately-owned companies.

     Jack Hight has been a director of the Company since August 1996 and was Chairman of the Board of DBT from 1995 to August 1996. Since 1981, Mr. Hight has held various positions at Intec Systems, Inc., which he founded, including his current position of Chief Financial Officer and Chairman of the Board. From 1978 to 1980, he was Chairman of the Board, Chief Executive Officer and President of Information Science, Inc., a public company. In the 1960s, Mr. Hight co-founded and was President of Electronic Data Systems Federal Corporation before it merged with Electronic Data Systems Corporation in 1968.

     Kenneth G. Langone has been a director of the Company since August 1996, and was a director of Patlex from September 1995 to August 1996. He has been involved with Patlex since 1979, serving as a Patlex director from 1979 to December 1992, and as a director of AFG from December 1992 to September 1995, during the period that Patlex was a subsidiary of AFG. Since 1974, Mr. Langone is Chairman of the Board, Chief Executive Officer and President of Invemed Associates, Inc. ("Invemed"), a New York Stock Exchange member firm engaged in investment banking and brokerage. He is one of the co-founders of The Home Depot, Inc. and has been a director of that company since 1978. He also serves as a of director of St. Jude Medical, Inc., Unifi, Inc. and United States Satellite Broadcasting Co. He is also a director of several private corporations.

     Eugene L. Step became a director of the Company in March 1997. From 1973 to 1992, Mr. Step served in various senior management positions with Eli Lilly & Co., most recently as Executive Vice President, President of the Pharmaceutical Division and a member of the Board of Directors and its Executive Committee. Mr. Step is a past Chairman of the Board of the Pharmaceutical Manufacturers Association and a past President of the International Federation of Pharmaceutical Manufacturers Association. Mr. Step also serves as a director of Cell Genesys, Inc., Scios, Inc., Medco, Inc., Pathogenesis, Inc. and Guidant Corp.

     Sari Zalcberg has been a director of the Company since August 1996, and was a director of DBT from 1995 to August 1996. She is the Chief Executive Officer and sole shareholder of La Grande Trunk, Inc., a retail concern with locations in two states. Ms. Zalcberg is also a member of the Regional Board of Directors of the Valparaiso Banking Center of Bank One Merrillville, N.A., an Indiana chartered bank.

     Hank Asher, Charles Asher and Sari Zalcberg are siblings.

     The Company's Bylaws, as amended and restated (the "Bylaws"), divide the Company's board of directors into three classes, with regular three-year staggered terms and initial terms of three, two and one years for each of Class III, Class II and Class I Directors, respectively. Accordingly, Ms. Zalcberg, Mr. Step and Mr. Langone will hold office until the annual meeting of shareholders to be held in 1997, Messrs. Charles Asher, Borman and Hight will hold office until the annual meeting of shareholders to be held in 1998, and Messrs. Hank Asher, Simpson and Erlbaum will hold office until the annual meeting of shareholders to be held in 1999. Officers serve at the discretion of the Company's board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's board of directors has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The Executive Committee is authorized to approve certain actions by the Company. The members of the Executive Committee are Messrs. Hank Asher, Borman, Erlbaum and Hight.

     The Audit Committee is charged with the responsibility of reviewing the Company's accounting policies, practices and controls. The Audit Committee is also responsible for making recommendations to the board of directors regarding the selection of independent auditors, and for reviewing the results and scope of audits and other services provided by the Company's independent auditors. The members of the Audit Committee are Ms. Zalcberg and Messrs. Erlbaum and Hight.

     The Compensation Committee reviews the compensation policies of the Company and acts as Plan Administrator of the Company's Amended and Restated Stock Option Plan. The members of the Compensation Committee are Messrs. Charles Asher, Hight and Langone.

     The Nominating Committee identifies and reviews the qualifications of candidates to serve on the board of directors. All nine members of the board serve as members of the Nominating Committee.

COMPENSATION OF DIRECTORS

     During 1996, the Company's directors did not receive any compensation for serving as directors. In 1997, Directors who are employees of the Company receive no compensation for serving on the board of directors. Non-employee directors of the Company receive annual compensation of $16,000 and $1,000 for each meeting of the board of directors attended, up to a maximum annual compensation of $20,000. All directors will be reimbursed for expenses associated with the attendance at the board of directors' meetings.

EXECUTIVE COMPENSATION

     The following table sets forth compensation information concerning the Chief Executive Officer of the Company at December 31, 1996 and the four other most highly compensated executive officers of the Company for the fiscal year ended December 31, 1996. For the periods presented in the summary compensation table, Mr. Asher was compensated by DBT and the other four named executive officers were compensated by Patlex.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG TERM
                                                                                           COMPENSATION
                                                                                           ------------
                                                ANNUAL COMPENSATION           OTHER         SECURITIES
                                             -------------------------       ANNUAL         UNDERLYING       ALL OTHER
        NAME AND PRINCIPAL POSITION          YEAR    SALARY     BONUS    COMPENSATION(1)     OPTIONS      COMPENSATION(2)
        ---------------------------          ----   --------   -------   ---------------   ------------   ---------------
Hank Asher.................................  1996   $110,000   $     0       $     *               0          $    0
  President and Chief Executive Officer
Frank Borman...............................  1996    145,000         0             *               0           7,569
  Chairman of the Board,                     1995    140,000         0             *         100,000           4,867
  President of Patlex                        1994    140,000         0             *               0           3,179
Richard Laitinen(3)........................  1996    100,632    31,093        37,080               0           5,283
  Vice President, Treasurer,                 1995     93,042    19,384        16,864          20,000           5,862
  and Chief Financial Officer                1994     90,332    15,055        15,808               0           1,575
J. Henry Muetterties.......................  1996    113,923    35,199        53,202               0           5,393
  Vice President, Secretary,                 1995    105,330    21,944        19,091          20,000           4,249
  and General Counsel                        1994    102,262    17,044        17,896               0           1,464
Donald E. Shumate(3).......................  1996     83,543    22,450        15,899               0           2,789
  Vice President and                         1995     77,242    12,874        13,517          10,000           5,450
  Controller                                 1994     74,992     6,249        12,186               0             840

---------------
 * Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer.

(1) For fiscal year 1996, includes amounts contributed to Patlex's Deferred Compensation Plan for Mr. Laitinen ($19,759), Mr. Muetterties ($22,368) and Mr. Shumate ($15,899). This amount includes $17,321 paid to Mr. Laitinen and $30,834 paid to Mr. Muetterties for certain costs in connection with employment by Patlex and relocation to Las Vegas, Nevada.

(2) For fiscal year 1996, includes amounts received as company matching contributions under Patlex's 401(k) savings plan by Mr. Borman ($4,400), Mr. Laitinen ($4,297), Mr. Muetterties ($4,864) and Mr. Shumate ($1,614), and amounts paid by Patlex for life insurance premiums for Mr. Borman ($3,169), Mr. Laitinen ($986), Mr. Muetterties ($529) and Mr. Shumate ($1,175).

(3) Messrs. Laitinen and Shumate ceased being executive officers of the Company on February 18, 1997.

AGGREGATED OPTIONS EXERCISED IN THE FISCAL YEAR ENDED DECEMBER 31, 1996 AND YEAR-END OPTION VALUES

     The following table sets forth certain information with regard to the aggregated options to purchase Company Common Stock exercised in the year ended December 31, 1996 and the option values as of the end of that year for the Chief Executive Officer and other named executive officers of the Company.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                OPTIONS/SAR'S                 IN-THE-MONEY
                                                               HELD AT FISCAL               OPTIONS AT FISCAL
                               SHARES                            YEAR END(#)                   YEAR END($)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                         EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   -----------   -----------   -------------   -----------   -------------
Hank Asher.................        --             --            --             --              --            --
Frank Borman...............        --             --       100,000             --      $2,500,000            --
Richard Laitinen(1)........    20,000       $772,500            --             --              --            --
J. Henry Muetterties.......        --             --        20,000             --      $  500,000            --
Donald E. Shumate(1).......    10,000       $375,000            --             --              --            --

---------------
(1) Messrs. Laitinen and Shumate ceased being executive officers of the Company on February 18, 1997.

EMPLOYMENT AGREEMENTS

     In March 1991, Patlex entered into an employment agreement with Mr. Borman, which provided for an initial three-year term commencing on January 1, 1991 with automatic one-year extensions on the anniversary of the commencement date, unless either Patlex or Mr. Borman gives notice to the other that the term of the agreement will not be extended. The employment agreement contains certain restrictive covenants, including provisions relating to noncompetition, nonsolicitation and the nondisclosure of proprietary information, during the executive's employment with the Company and for specified periods thereafter. The current annual compensation rate for Mr. Borman is $160,000.

     During 1992, Patlex entered into employment agreements with Messrs. Laitinen, Muetterties and Shumate. Each of the agreements has been extended through December 1999. The current annual compensation rate for Messrs. Laitinen, Muetterties and Shumate is $104,035, $117,775 and $86,368, respectively, and each executive is entitled to a minimum annual bonus of $10,000 and other incentive compensation. The employment agreements contain certain restrictive covenants, including provisions relating to noncompetition, nonsolicitation and the nondisclosure of proprietary information, during the relevant executive's employment with the Company and for specified periods thereafter.

STOCK OPTION PLAN

     The Amended and Restated Stock Option Plan (the "Plan") provides for the grant of options to purchase Common Stock to be made to employees, officers, directors and independent contractors of the Company and its subsidiaries. The purpose of the Plan is to recognize the contributions made to the Company by its employees and certain consultants or advisors, to provide these individuals with additional incentives to devote themselves to the Company's future success and to improve the Company's ability to attract, retain and motivate individuals upon whom the Company's sustained growth and financial success depend. The Plan is also intended as an additional incentive to directors who are not employees of the Company to serve on the Company's board of directors and to devote themselves to the future success of the Company. A committee (the "Committee"), consisting of not less than two persons appointed by the board of directors, which persons shall be "disinterested persons" as defined in Rule 16b-3 of the Exchange Act and "outsider directors" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, is responsible for administering the Plan. The Committee has the authority to administer and interpret the Plan as well as the authority to determine (i) the individuals to whom options are granted, (ii) the type, size and terms of the options, (iii) the timing of grants and the duration of the exercise period, and (iv) any other matters arising under the Plan.

     Under the Plan the maximum number of shares available for granting options is 1,500,000 shares and the maximum number of shares that may be granted to any one individual during any calendar year shall be 375,000 shares.

     The Plan provides for the grant of incentive stock options ("ISOs") to officers and employees of the Company and its subsidiaries and nonqualified stock options ("NQSOs") to officers, employees (including employees who are also directors) and key advisors, such as consultants, independent contractors and principals of organizations involved with the Company and its subsidiaries.

     Under the Plan, the Committee has full discretion to determine the term, exercisability (vesting) and price of options granted under the Plan. The Committee also has the authority to accelerate exercisability (vesting) of options granted under the Plan. The option price for ISOs, however, must be equal to or greater than the "fair market value" of the stock on the date of grant. NQSOs may be issued at a price that is greater than, equal to or less than the fair market value. The Plan limits the minimum option price of NQSOs to 85% of the fair market value of the stock on the date of grant.

     Upon a change of control, which is defined in the Plan to include a change in the beneficial ownership of 40% or more of the voting power of the Company, the commencement or announcement of an intention to commence a tender offer for 40% or more of the voting power of the Company, a sale or exchange of substantially all assets, dissolution or liquidation, or a merger or consolidation where the Company does not survive, all outstanding options will accelerate automatically and become fully exercisable. Upon a change of control where the Company does not survive, all outstanding stock options shall be assumed or replaced with comparable options of the surviving corporation. The Committee is responsible for determining the comparability and its decision is final and binding. Notwithstanding the foregoing, upon a change of control, the Committee may require option holders to surrender their outstanding options for cash or Company stock.

                              CERTAIN TRANSACTIONS

     Invemed Associates, Inc. ("Invemed"), from time to time, has provided financial advisory services to the Company, for which customary compensation has been received. In connection with the September 1995 merger between AFG and KeyCorp and the related spinoff of Patlex, Invemed provided certain financial advisory services to AFG for which Invemed received fees of approximately $2,470,000. Kenneth G. Langone, a director and shareholder of the Company, is Chairman of the Board, Chief Executive Officer and President of Invemed, and is the principal shareholder of Invemed's parent. In addition, Invemed is acting as an Underwriter in connection with the Offering. See "Underwriting."

     In November 1995, DBT extended a loan to Hank Asher, in return for an unsecured demand note, bearing interest at 8%, payable to DBT in the amount of $200,000, which was repaid in December 1996. In addition, during 1995, advances totaling $54,100 were made to Mr. Asher, without interest, which were repaid in January 1996.

     On February 7, 1994, DBT entered into a debt and royalty agreement with a consortium of seven individuals including Jack Hight. During 1995, Mr. Hight became a shareholder and director of DBT. The agreement provided the financing for DBT's entry into the Texas market. The agreement provided for a loan to DBT of $200,000, which was repaid in 1995. The agreement also provided for DBT to grant to the consortium a royalty to share in the revenues of the Texas expansion up to $800,000, computed as 10% of specified revenues from Texas operations. Through December 31, 1996, the Company had paid $59,900 relating to such royalties.

     Indar Corporation ("Indar"), a Florida corporation owned by Hank Asher, provided management and other services to DBT under an agreement between Indar and DBT from December 1994 until the agreement expired in November 1995. DBT paid a total of $282,500 to Indar under the agreement.

     In connection with the relocation to Las Vegas, Nevada, Patlex extended bridge loans to Messrs. Laitinen and Shumate in the amounts of $75,000 and $80,000, respectively. The loans bear interest at 8.25% and are due in full on or before December 31, 1997. The interest payments are deducted weekly from the salaries of Messrs. Laitinen and Shumate. Also in connection with its relocation, Patlex sold its office facility situated in Las Cruces, New Mexico to a limited liability company owned by the two sons of Frank Borman, Chairman of the Board of the Company and President of Patlex. The sale was an arms-length transaction based on an independent appraisal of the property in the amount of $400,000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby (i) by each person who beneficially owns more than 5% of the outstanding shares of the Common Stock,
(ii) by each of the Company's executive officers and directors, (iii) by each of the Selling Shareholders, and (iv) by all of the current executive officers and directors of the Company as a group. Unless otherwise noted, each person named in the table has sole voting and investment power as to shares shown.

                                           SHARES BENEFICIALLY     SHARES     SHARES BENEFICIALLY
                                                  OWNED             BEING            OWNED
                                            PRIOR TO OFFERING      OFFERED       AFTER OFFERING
                                           --------------------    -------    --------------------
                  NAME                      NUMBER      PERCENT    NUMBER      NUMBER      PERCENT
                  ----                     ---------    -------    -------    ---------    -------
Hank Asher(1)............................  2,768,229     35.7%     361,174    2,407,055     26.6%
Charles A. Asher.........................    984,411     12.7      129,531      854,880      9.4
Frank Borman(2)..........................    114,200      1.5       10,257      103,943      1.1
Christiane Breton........................     52,503      *         14,446       38,057      *
Gary E. Erlbaum(3).......................    360,672      4.6       72,230      288,442      3.2
Jack Hight(4)............................    135,001      1.7       36,115       98,886      1.1
Kenneth G. Langone(5)....................    935,000     11.9                   935,000     10.2
Richard Laitinen.........................     15,157      *                      15,157      *
Timothy M. Leonard.......................          0                                  0
J. Henry Muetterties(6)..................     24,910      *                      24,910      *
Donald E. Shumate........................     13,525      *                      13,525      *
Thomas L. Simpson........................          0                                  0
Eugene L. Step...........................          0                                  0
Sari Zalcberg............................     52,493      *         16,247       36,246      *
All current executive officers and
  directors as a group (11 persons)(7)...  5,374,916     66.4      625,554    4,749,362     50.5

---------------
 *  Less than 1%

    The address of each 5% shareholder is c/o Database Technologies, Inc., 100 E. Sample Road, Suite 200, Pompano Beach, FL 33064.

(1) All of such shares are owned by Asher Investment Partners, a Delaware general partnership, of which one general partner is Hank Asher, individually, and the other general partner is Asher Holdings, Inc., a Delaware corporation, of which Hank Asher is 100% shareholder.

(2) Includes 100,000 shares issuable upon exercise of presently exercisable options.

(3) Includes (i) 21,933 shares owned by SPSP Corporation of which Mr. Erlbaum is a director, President and 36.7% shareholder, (ii) 1,875 shares held by trusts for which Mr. Erlbaum serves as trustee or co-trustee, (iii) 166,480 shares owned by Erlbaum Family L.P., of which Mr. Erlbaum is President of the general partner, (iv) 1,890 shares owned by Mr. Erlbaum's son, and (v) 100,000 shares issuable upon exercise of presently exercisable options. Of the shares being offered, 7,223 shares are being offered by SPSP Corporation and 41,893 shares are being offered by the Erlbaum Family L.P.

(4) Includes (i) 5,000 shares owned by Mr. Hight's wife and (ii) 25,000 shares issuable upon exercise of presently exercisable options.

(5) Includes 450,000 shares owned by Invemed Associates, Inc. and 100,000 shares issuable upon exercise of presently exercisable options. Mr. Langone is Chairman of the Board, Chief Executive Officer and President of Invemed and the principal shareholder of Invemed's parent corporation.

(6) Includes 20,000 shares issuable upon exercise of presently exercisable options.

(7) Includes 345,000 shares issuable upon exercise of presently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $.10 per share. As of March 31, 1997, there were 7,750,818 shares of the Company's Common Stock outstanding held of record by 515 persons. No shares of Preferred Stock have been issued and there is no present intention to issue any shares of Preferred Stock.

COMMON STOCK

     Holders of the Common Stock are entitled to receive, as, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property of the Company out of assets or funds of the Company legally available for such purposes subject to any dividend preferences which may be attributable to any issued and outstanding preferred stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders may vote, except with respect to the election of directors in which case shareholders are entitled to multiply the number of shares held of record by the number of directors to be elected and distribute such number of votes for one or among two or more nominees.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets available for distribution.

PREFERRED STOCK

     The Company's board of directors, without further action by the shareholders, is authorized to issue an aggregate of 5,000,000 shares of Preferred Stock. No shares of Preferred Stock are outstanding and the Company has no plans to issue a new series of Preferred Stock. The Company's board of directors may, without shareholder approval, issue Preferred Stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, each of which could adversely affect the voting power of the holders of Common Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisition or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging or delaying a third party from acquiring, a majority of the outstanding stock of the Company.

PENNSYLVANIA LAW

     The Company, in the Bylaws, has opted out of subchapters E, F, G, H, I and J of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"). Generally, these subchapters provide special protections against acquisitions of publicly-held corporations subject to the Exchange Act.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Bylaws divide the Company's board of directors into three classes, with regular three-year staggered terms and initial terms of three, two and one years for each of Class III, Class II and Class I Directors, respectively.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     The Bylaws provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting if (i) such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes, or (ii) such action is authorized by written consent of such number of shareholders required by law who are entitled to vote thereon at a meeting of the shareholders or of a class of shareholders.

SPECIAL MEETINGS

     The Bylaws provide that special meetings of shareholders of the Company may be called only by the Company's board of directors or by the President. This provision may make it more difficult for shareholders to take an action opposed by the board.

AMENDMENTS TO THE BYLAWS

     The Bylaws provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal the Bylaws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1741 of the PBCL provides the Company the power to indemnify any officer or director acting in his or her capacity as a representative of the Company who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of the Company. Generally, the only limitation on the ability of the Company to indemnify its officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

     The Bylaws provide a right to indemnification to the full extent permitted by law, for expenses (including attorney's fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company (a derivative action) by reason of the fact that such director or officer is or was serving as a director, officer or employee of the Company or, at the request of the Company, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. The Bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     The Bylaws authorize the Company to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the Company's board of directors so determines, purchasing and maintaining insurance.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is LaSalle National Trust, N.A., Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 9,050,818 shares of Common Stock outstanding (9,095,818 shares if the over-allotment is exercised in full). Of these shares, the 1,940,000 shares of Common Stock sold in the Offering and the remaining shares of the Company not held by "affiliates" of the Company will be freely tradeable without restriction or further registration under the Securities Act. Of the total outstanding shares of Common Stock upon completion of the Offering, 4,724,452 shares (4,484,006 shares if the over-allotment option is exercised in full) are held by "affiliates," as that term is defined in the Securities Act, and are therefore subject to the limitations of Rule 144 of the Securities Act.

     In general, under Rule 144 as currently in effect on the date hereof, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock of the Company (approximately 90,500 shares immediately following this Offering), or
(ii) the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A shareholder who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

     The Company, its officers and directors, the Selling Shareholders and certain other shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to, any Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of two years after the date of this Prospectus. See "Underwriting."

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in an Underwriting Agreement dated May 29, 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................    970,000
Invemed Associates, Inc.....................................    970,000
                                                              ---------
          Total.............................................  1,940,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 45,000 additional shares from the Company and an aggregate of 246,000 additional shares from the Selling Shareholders at the public offering price, less the underwriting discount and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholders have been advised by the Representative that the Underwriters propose to offer shares of the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and, through the Representative, to certain dealers at such price less a concession of $1.62 per share, and the Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers.

     In accordance with Rule 2720 of the National Association of Securities Dealers, Inc. ("NASD") Conduct Rules, there will be no discretionary sales by any of the Underwriters.

     The Company, its officers and directors, the Selling Shareholders and certain other shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of the Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of the Representative, for a period of two years after the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position for the Underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids or purchases of shares of Common Stock until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of Common Stock to be higher than they would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Invemed has provided financial advisory services to the Company in the past, for which customary compensation has been received. Kenneth G. Langone, a director and shareholder of the Company, is Chairman of the Board, Chief Executive Officer and President of Invemed and is the principal shareholder of Invemed's parent. Invemed is a shareholder of the Company. See "Principal and Selling Shareholders" and "Certain Transactions." By virtue of Invemed's beneficial ownership of voting securities of the Company, Invemed may be deemed to be an affiliate of the Company under the NASD Conduct Rules. The Offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules.

     Credit Suisse First Boston Corporation has provided financial advisory services to the Company in the past, including certain financial advisory services to Patlex in connection with the Reorganization, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are being offered under a U.S. private placement memorandum such as this document.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuers' directors and officers, as well as the experts named herein and the Selling Shareholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1996 and December 31, 1995, included in this Prospectus and the related financial statement schedule incorporated by reference in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The statements of operations, changes in stockholders' equity and cash flows of DBT for the year ended December 31, 1994, included in this Prospectus, and the related financial statement schedule incorporated by reference in the Registration Statement, have been audited by Ahearn, Jasco + Company, P.A., independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Patlex as of June 30, 1996 and 1995, and for the years then ended incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing therein and incorporated herein by reference. Such financial statements are incorporated by reference herein in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                             ADDITIONAL INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a web site that contains all information filed electronically by the Company. The address of the Commission's web site is http://www.sec.gov.

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-9111) are incorporated by reference in this Prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 1996.

          (2) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1997.

          (3) The financial statements of Patlex as of June 30, 1995 and 1996 and for the fiscal years then ended included in the Current Report on Form 8-K/A-1 filed November 4, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to DBT Online, Inc., c/o J. Henry Muetterties, 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Balance Sheet as of March 31, 1997
  (Unaudited)...............................................   F-2
Consolidated Statements of Operations for the three months
  ended March 31, 1997 and 1996 (Unaudited).................   F-3
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1997 and 1996 (Unaudited).................   F-4
Notes to Consolidated Financial Statements (Unaudited)......   F-5
Report of Deloitte & Touche LLP, Independent Auditors.......   F-6
Report of Ahearn, Jasco + Company, P.A., Independent
  Auditors..................................................   F-7
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................   F-8
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1995 and 1994..........................   F-9
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1996, 1995 and 1994......  F-10
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1995 and 1994..........................  F-11
Notes to Consolidated Financial Statements..................  F-12

                       DBT ONLINE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                               MARCH 31,
                                                                 1997
                                                              -----------
                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,614,500
  Accounts receivable, less allowance of $260,500...........    3,531,800
  Prepaid expenses and other current assets.................      441,100
                                                              -----------
          Total current assets..............................    8,587,400
Property and equipment, net.................................    6,395,300
Patents, less amortization of $1,046,100....................   12,796,700
Other assets................................................      709,600
                                                              -----------
          Total assets......................................  $28,489,000
                                                              ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $ 2,834,600
  Due to other patent interest holders......................    1,385,200
  Income taxes payable......................................      481,600
  Customer deposits.........................................      348,600
                                                              -----------
          Total current liabilities.........................    5,050,000
Deferred income taxes.......................................    4,317,800
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized; no shares issued or outstanding............           --
  Common stock, $.10 par value, 40,000,000 shares
     authorized; 7,750,818 shares issued and outstanding....      775,100
  Additional paid in capital................................   18,210,000
  Retained earnings.........................................      136,100
                                                              -----------
          Total stockholders' equity........................   19,121,200
                                                              -----------
          Total liabilities and stockholders' equity........  $28,489,000
                                                              ===========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                 1997             1996
                                                              -----------      -----------
Revenues....................................................  $6,081,500       $3,349,800
Patent royalties............................................   1,517,500               --
                                                              ----------       ----------
          Total revenues and royalties......................   7,599,000        3,349,800
Cost of revenues............................................   3,270,700        1,552,500
Selling and promotion.......................................     593,000          315,900
Research and development....................................     529,700          398,500
General and administrative..................................   1,800,300          767,100
                                                              ----------       ----------
          Total expenses....................................   6,193,700        3,034,000
                                                              ----------       ----------
Income from operations......................................   1,405,300          315,800
Interest income (expense), net..............................      31,300          (35,400)
                                                              ----------       ----------
Income before income taxes..................................   1,436,600          280,400
Provision for income taxes..................................     545,900          105,500
                                                              ----------       ----------
Net income..................................................  $  890,700       $  174,900
                                                              ==========       ==========
Net income per common share.................................  $     0.11       $     0.03
                                                              ==========       ==========
Weighted average shares outstanding.........................   8,053,000        5,127,600
                                                              ==========       ==========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1997             1996
                                                              -------------    ------------
Cash flows from operating activities:
  Net income................................................    $   890,700      $  174,900
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      1,127,500         399,200
     Deferred taxes.........................................        (21,400)        (21,300)
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (1,134,200)       (389,900)
       Prepaid expenses and other current assets............        (66,000)        (23,500)
       Accounts payable and accrued liabilities.............      1,181,400          80,700
       Due to other patent interest holders.................        (26,100)             --
       Income taxes payable.................................       (136,600)             --
       Customer deposits....................................         26,300          23,200
                                                                -----------      ----------
          Net cash provided by operating activities.........      1,841,600         243,300
Cash flows from investing activities:
  Property and equipment purchased..........................     (1,004,100)     (1,010,700)
  Increase in deposits, and other...........................       (207,300)        (82,600)
                                                                -----------      ----------
          Net cash used in investing activities.............     (1,211,400)     (1,093,300)
Cash flows from financing activities:
  Net change in bank line-of-credit.........................       (200,000)        500,000
  Repayments on long-term debt..............................     (2,781,300)       (278,500)
                                                                -----------      ----------
          Net cash (used in) provided by financing
            activities......................................     (2,981,300)        221,500
                                                                -----------      ----------
Net decrease in cash and cash equivalents...................     (2,351,100)       (628,500)
  Cash and cash equivalents at beginning of period..........      6,965,600       1,642,700
                                                                -----------      ----------
  Cash and cash equivalents at end of period................    $ 4,614,500      $1,014,200
                                                                ===========      ==========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the amounts of DBT Online, Inc. (the "Company") and its wholly-owned subsidiaries, Database Technologies, Inc., a Florida corporation ("DBT") and Patlex Corporation (since August 20, 1996, date of merger), a Pennsylvania corporation ("Patlex"). The interim consolidated financial statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996 are unaudited. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. Such adjustments consist solely of normal recurring accruals. Results for the interim periods are not necessarily indicative of results for a full year.

2.  PRO FORMA INFORMATION

     On August 20, 1996, the former shareholders of Patlex approved a plan of reorganization pursuant to which the Company was reorganized into a holding company structure and each share of Patlex was converted into a share of the Company. Also on August 20, 1996, a wholly-owned subsidiary of the Company merged with DBT. Pursuant to the terms of the merger and reorganization, the former shareholders of Patlex own approximately 33.2% of the Company and the former owners of DBT own 66.8% of the Company, based on the shares and options outstanding at August 20, 1996. For accounting purposes, the transaction is treated as a purchase of Patlex with DBT as the accounting acquirer.

     If the merger and reorganization had been completed on January 1, 1996, pro forma results for the three months ended March 31, 1996 would be as follows (the pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the merger and reorganization been completed as of January 1, 1996):

Revenues.........................................  $5,159,800
Net Income.......................................  $  534,600
Net Income Per Common Share......................  $     0.07

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of DBT Online, Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheets of DBT Online, Inc. (the "Company") and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DBT Online, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
March 26, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Database Technologies, Inc.:

     We have audited the statements of operations, changes in stockholders' equity, and cash flows of Database Technologies, Inc. (the "Company") for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Company's results of operations and cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 20, 1995

                       DBT ONLINE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   AT DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 6,965,600   $ 1,642,700
  Accounts receivable, less allowance: 1996 -- $250,000;
     1995 -- $17,500........................................    2,397,600       839,400
  Due from principal shareholder............................           --       200,000
  Prepaid expenses and other current assets.................      375,100       253,900
                                                              -----------   -----------
          Total current assets..............................    9,738,300     2,936,000
Property and equipment, net.................................    6,064,300     3,128,700
Patents, less amortization: 1996 -- $622,300................   13,220,500            --
Other assets................................................      532,900       492,500
                                                              -----------   -----------
          Total assets......................................  $29,556,000   $ 6,557,200
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $ 1,653,200   $   968,500
  Current portion of long-term debt.........................    1,415,500     1,010,300
  Bank line-of-credit.......................................      200,000       100,000
  Due to other patent interest holders......................    1,411,300            --
  Income taxes payable......................................      618,200            --
  Customer deposits.........................................      322,300       207,300
  Deferred income taxes.....................................           --       141,400
                                                              -----------   -----------
          Total current liabilities.........................    5,620,500     2,427,500
Long-term debt, less current portion........................    1,365,800     1,531,300
Deferred income taxes.......................................    4,339,200            --
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized; no shares issued or outstanding............           --            --
  Common stock, 40,000,000 shares authorized; 7,723,806
     shares $.10 par value and 5,127,624 shares $.001 par
     value issued and outstanding at December 31, 1996 and
     1995, respectively.....................................      772,400         5,100
  Additional paid-in capital................................   18,212,700     3,867,300
  Accumulated deficit.......................................     (754,600)   (1,274,000)
                                                              -----------   -----------
          Total stockholders' equity........................   18,230,500     2,598,400
                                                              -----------   -----------
          Total liabilities and stockholders' equity........  $29,556,000   $ 6,557,200
                                                              ===========   ===========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1996          1995          1994
                                                         -----------   -----------   ----------
Revenues...............................................  $16,321,300   $ 8,076,300   $2,751,100
Patent royalties.......................................    2,382,000            --           --
                                                         -----------   -----------   ----------
          Total revenues and royalties.................   18,703,300     8,076,300    2,751,100
                                                         -----------   -----------   ----------
Cost of revenues.......................................    8,996,300     3,372,300      856,200
Selling and promotion..................................    1,930,400     1,025,700      287,100
Research and development...............................    2,052,300     1,017,000      552,700
General and administrative.............................    4,814,800     1,908,100      609,900
Loss on IRB transaction................................           --     1,660,100           --
                                                         -----------   -----------   ----------
          Total expenses...............................   17,793,800     8,983,200    2,305,900
                                                         -----------   -----------   ----------
Income (loss) from operations..........................      909,500      (906,900)     445,200
Interest expense, net..................................     (159,100)      (76,100)     (15,400)
                                                         -----------   -----------   ----------
Income (loss) before income taxes......................      750,400      (983,000)     429,800
Provision for income taxes.............................      231,000       208,700           --
                                                         -----------   -----------   ----------
Net income (loss)......................................  $   519,400   $(1,191,700)  $  429,800
                                                         ===========   ===========   ==========
Net income (loss) per common share.....................  $      0.08   $     (0.27)  $     0.11
                                                         ===========   ===========   ==========
Weighted average shares outstanding....................    6,177,300     4,417,800    3,937,600
                                                         ===========   ===========   ==========
Pro Forma:
  Provision for income taxes...........................                $   247,600   $  122,300
                                                                       ===========   ==========
  Net income (loss)....................................                $(1,230,600)  $  307,500
                                                                       ===========   ==========
  Net income (loss) per common share...................                $     (0.28)  $     0.08
                                                                       ===========   ==========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                           COMMON STOCK
                                       ---------------------   ADDITIONAL     RETAINED
                                        NUMBER                   PAID-IN      EARNINGS
                                       OF SHARES   PAR VALUE     CAPITAL      (DEFICIT)       TOTAL
                                       ---------   ---------   -----------   -----------   -----------
Balance at January 1, 1994...........  3,937,645   $  3,900    $    78,600   $    56,000   $   138,500
  S Corporation distributions........         --         --             --       (16,000)      (16,000)
  Net income.........................         --         --             --       429,800       429,800
                                       ---------   --------    -----------   -----------   -----------
Balance at December 31, 1994.........  3,937,645      3,900         78,600       469,800       552,300
  S Corporation distributions........         --         --             --      (117,400)     (117,400)
  Record distribution payable and
     other adjustments upon S
     Corporation termination.........         --         --        230,700      (434,700)     (204,000)
  Stock issued for acquisition of
     assets, net.....................    192,551        200        485,500            --       485,700
  Issuance of common stock for
     cash............................    997,428      1,000      3,072,500            --     3,073,500
  Net loss...........................         --         --             --    (1,191,700)   (1,191,700)
                                       ---------   --------    -----------   -----------   -----------
Balance at December 31, 1995.........  5,127,624      5,100      3,867,300    (1,274,000)    2,598,400
  Adjustment for change in par
     value...........................               507,700       (507,700)
  Stock issued for acquisition.......  2,565,851    256,600     14,491,700                  14,748,300
  Exercise of stock options..........     30,331      3,000        140,000                     143,000
  Stock options issued for services,
     net of income taxes.............         --         --        221,400            --       221,400
  Net income.........................         --         --             --       519,400       519,400
                                       ---------   --------    -----------   -----------   -----------
Balance at December 31, 1996.........  7,723,806   $772,400    $18,212,700   $  (754,600)  $18,230,500
                                       =========   ========    ===========   ===========   ===========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1996           1995           1994
                                                       -----------    -----------    -----------
Cash flows from operating activities:
  Net income (loss)..................................  $   519,400    $(1,191,700)   $   429,800
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization...................    3,016,500        941,900        244,800
     Deferred taxes..................................     (536,000)       141,400             --
     Stock options issued for services...............      355,000             --             --
     Loss on IRB transaction.........................           --      1,660,100             --
  Changes in operating assets and liabilities (net of
     effect of acquisition in 1996):
     Accounts receivable and other receivables.......     (922,000)      (789,300)      (240,100)
     Prepaid insurance and expenses..................      (69,600)      (143,900)       (32,700)
     Accounts payable and accrued liabilities........     (126,700)       752,900        189,500
     Due to other patent interest holders............      120,800             --             --
     Income taxes payable............................     (996,200)            --             --
     Customer deposits...............................      115,000        135,500         61,500
                                                       -----------    -----------    -----------
          Net cash provided by operating
            activities...............................    1,476,200      1,506,900        652,800
Cash flows from investing activities:
     Property and equipment purchased................   (5,300,700)    (3,115,600)      (961,200)
     IRB transaction.................................           --     (1,373,000)            --
     Cash acquired in acquisition....................    8,505,100             --             --
     Increase in deposits, and other.................      (40,400)      (240,900)      (116,000)
                                                       -----------    -----------    -----------
          Net cash used in investing activities......    3,164,000     (4,729,500)    (1,077,200)
Cash flows from financing activities:
     Sale of common stock............................           --      3,073,500            100
     Net change in bank line-of-credit...............      100,000        100,000             --
     Exercise of stock options.......................      143,000             --             --
     Proceeds from long-term debt borrowings.........    1,500,000      2,364,000        775,000
     Repayments on long-term debt....................   (1,260,300)      (507,100)      (101,300)
     Repayment of note payable, shareholder and
       other.........................................      200,000             --        (77,400)
     S Corporation distributions.....................           --       (321,400)       (16,000)
                                                       -----------    -----------    -----------
          Net cash provided by financing
            activities...............................      682,700      4,709,000        580,400
                                                       -----------    -----------    -----------
Net increase in cash and cash equivalents............    5,322,900      1,486,400        156,000
Cash and cash equivalents at beginning of year.......    1,642,700        156,300            300
                                                       -----------    -----------    -----------
Cash and cash equivalents at end of year.............  $ 6,965,600    $ 1,642,700    $   156,300
                                                       ===========    ===========    ===========

                See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     DBT Online, Inc. (the "Company"), through its Database Technologies, Inc. ("DBT") subsidiary is engaged principally in the electronic information retrieval industry which provides on-line, real-time access to public records. The Company, through its Patlex Corporation ("Patlex") subsidiary, is involved in the patent enforcement and exploitation business whereby the Company collects royalty fees from a group of laser patents. The Company is a holding company created in connection with a merger consummated on August 20, 1996 that was treated as a purchase by DBT of Patlex (a reverse acquisition) and a recapitalization of DBT.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

     Use of Estimates -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Property and Equipment -- Property and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

     Patents -- The patent costs are amortized on a straight-line basis over the remaining lives of the patents.

     Revenue Recognition -- The Company recognizes revenue at the time of customer access. Accounts receivable are primarily with law enforcement agencies, insurance companies, and similar users of public records. Patent royalties are recognized pursuant to license agreements that require the licensees to periodically report activity to the Company. The Company's customers are numerous and spread over a wide geographic area. As such, the Company believes that it does not have an abnormal concentration of credit risk within any one market or any one geographic area.

     Research and Development Costs -- Costs for research and development activities are expensed as incurred and aggregated $2,052,300, $1,017,000 and $552,700 for years ended December 31, 1996, 1995 and 1994, respectively.

     Fair Value of Financial Instruments -- The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of long-term debt approximates fair value due to its stated interest rate approximating a market rate.

     Net Income (Loss) per Common Share -- Net income (loss) per common share is determined by dividing net income by the weighted average shares outstanding. The weighted average shares outstanding include the effect of stock options, if dilutive.

     Reclassifications -- Certain 1994 and 1995 amounts were reclassified to conform with the 1996 presentation.

     New Accounting Pronouncements -- The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in 1996. The effects of adopting SFAS No. 121 were not material in relation to the Company's financial statements.

     In accordance with SFAS No. 121, management reviews long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without

                       DBT ONLINE, INC. AND SUBSIDIARIES
interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. Assets, if any, for which management has committed to a plan to dispose of the assets, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning future conditions.

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," in 1996 (See Note 11).

2.  ACQUISITION

     On August 20, 1996, the former shareholders of Patlex approved a plan of reorganization pursuant to which the Company was reorganized into a holding company structure and each share of Patlex was converted into a share of the Company. Also on August 20, 1996, a wholly-owned subsidiary of the Company merged with Database Technologies, Inc. Pursuant to the terms of the merger and reorganization, the former shareholders of Patlex own approximately 33.2% of the Company and the former owners of Database Technologies, Inc. own 66.8% of the Company, based on the shares and options outstanding at August 20, 1996. For accounting purposes, the transaction is treated as a purchase of Patlex with DBT as the accounting acquirer.

     The purchase price was determined based on the 2,947,714 shares of Company common stock and stock options issued (based on the number of shares of Patlex common stock and options to purchase Patlex common stock outstanding immediately prior to the merger, as prescribed by the merger agreement) which were valued at $14,060,000 together with transaction costs of $689,000 and has been allocated to Patlex's assets and liabilities based upon their estimated fair values at August 20, 1996. A summary of such allocation follows:

Current Assets, including cash of $8,505,100................  $ 8,966,000
Investment in Patents.......................................   13,844,000
Other Assets................................................       27,000
Current Liabilities.........................................   (3,715,000)
Other Liabilities...........................................   (4,373,000)
                                                              -----------
          Total purchase price..............................  $14,749,000
                                                              ===========

     As a consequence of this transaction, the consolidated financial statements include the results of operations for Patlex for the period from August 20, 1996, forward.

     If the merger and reorganization had been completed on January 1, 1995, pro forma results for the years ended December 31, 1996 and 1995 would be as follows (the pro forma information is not necessarily indicative of the consolidated results of operations that would have occurred had the merger and reorganization been completed as of January 1, 1995):

                                                              PRO FORMA (UNAUDITED)
                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Revenue...................................................  $24,017,300    $15,094,300
Net Income................................................    2,688,200        801,300
Net Income Per Common Share...............................         0.34           0.11

                       DBT ONLINE, INC. AND SUBSIDIARIES

3.  PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of the following:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Computer equipment..........................................  $9,041,800    $3,999,500
Office furniture and equipment..............................     442,500       232,000
Leasehold improvement.......................................     169,500        76,200
                                                              ----------    ----------
Total cost..................................................   9,653,800     4,307,700
Less: Accumulated depreciation..............................  (3,589,500)   (1,179,000)
                                                              ----------    ----------
Property and equipment, net.................................  $6,064,300    $3,128,700
                                                              ==========    ==========

     Depreciation expense was $2,394,200, $885,200 and $236,200 for the years ended December 31, 1996, 1995 and 1994, respectively.

4.  PATENTS

     Patlex owns a 64% income interest in laser patent revenue relating to certain patents relating to laser technology. The most commercially significant of the Laser Patents is the Gas Discharge Laser Patent (U.S. Patent No. 4,704,583), which covers gas discharge lasers. In addition, the Laser Patents consist of the Brewster Angle Window Patent (U.S. Patent No. 4,746,201), which involves the use of an optical system including optical elements to polarize light. The Gas Discharge Laser Patent expires in November 2004 and the Brewster Angle Window Patent expires in May 2005. Upon the expiration of the applicable patent, Patlex loses its right to exclude others from exploiting the inventions claimed therein and, accordingly, the obligation of third parties to make royalty payments to Patlex will cease.

5.  LINE-OF-CREDIT AND DEBT

     The Company has a $600,000 revolving line-of-credit with a commercial bank, bearing interest at a rate of 1% over prime (8.25% and 9.50% at December 31, 1996 and 1995, respectively) and expiring March 31, 1997. The line-of-credit is secured by substantially all assets of DBT and is personally guaranteed by the principal shareholder of the Company. Outstanding borrowings on the line-of-credit were $200,000 and $100,000 at December 31, 1996 and 1995, respectively.

                       DBT ONLINE, INC. AND SUBSIDIARIES

     Debt consists of the following:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Note payable to a commercial bank with monthly principal
  installments of $7,680 plus interest at 7.65% at December
  31, 1996. The note matures in November 1997...............  $   84,400    $  176,600
Note payable to a commercial bank with monthly principal
  installments of $6,944 plus interest at 7.65% at December
  31, 1996. The note matures in November 1997...............      76,400       159,700
Note payable to a commercial bank with monthly principal
  installments of $27,778 plus interest at 7.74% at December
  31, 1996. The note matures in July 1998...................     527,800       861,100
Note payable to a commercial bank with monthly principal
  installments of $41,667 plus interest at 7.95% at December
  31, 1996. The note matures in June 1999...................   1,250,000             0
Note payable to a commercial bank with monthly principal
  installments of $35,111 plus interest at 7.85% at December
  31, 1996. The note matures in December 1998...............     842,700     1,264,000
Note payable to a consortium of individuals, which is
  non-interest bearing. The note was paid off in 1996.......           0        80,200
                                                              ----------    ----------
Total debt..................................................   2,781,300     2,541,600
Less: current portion.......................................   1,415,500     1,010,300
                                                              ----------    ----------
Long-term portion...........................................  $1,365,800    $1,531,300
                                                              ==========    ==========

     All debt with the commercial bank was personally guaranteed by the principal shareholder of the Company and secured by substantially all assets of the Company. In addition, the Company must maintain certain financial ratios and comply with specified covenants.

     Subsequent to December 31, 1996, the Company paid off its line-of-credit and all of its long-term debt. In addition, the line-of-credit is no longer guaranteed by the principal shareholder of the Company.

6.  STOCKHOLDERS' EQUITY

     In connection with the acquisition of Patlex, the Company issued to the former DBT shareholders 2.95 shares of its common stock for each DBT common share. This exchange was accounted for as a stock split and, accordingly, all share information presented in the accompanying financial statements has been restated. In addition, the par value of the Company's common stock issued in connection with the merger and reorganization was increased to $0.10 from the $.001 par value of DBT's common stock.

                       DBT ONLINE, INC. AND SUBSIDIARIES

7.  INCOME TAXES

     Significant components of the provision for income taxes are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Current:
  Federal...................................................    $667,000      $ 61,000
  State.....................................................     100,000         6,300
                                                                --------      --------
                                                                 767,000        67,300
Deferred:
  Federal...................................................    (492,700)       (9,300)
  State.....................................................     (43,300)       (4,500)
Deferred tax liability established July 1, 1995.............                   155,200
                                                                --------      --------
                                                                (536,000)      141,400
                                                                --------      --------
Provision for income taxes..................................    $231,000      $208,700
                                                                ========      ========

     Included in the 1995 provision is $155,200 in deferred income taxes established resulting from the termination of the S Corporation election. There was no provision for income tax in 1994 due to the Company's S Corporation status.

     Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and the liabilities for financial reporting purposes and the amounts used for income tax purposes. Annual changes in these temporary differences constitute the principal reconciling items between pretax accounting income and taxable income. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows:

                                                                 1996         1995
                                                              ----------    --------
Deferred tax liabilities:
  Patents...................................................  $4,503,400
  Cash basis accounting.....................................     102,400    $157,900
  Purchased data............................................     102,400     108,300
                                                              ----------    --------
                                                               4,708,200     266,200
Deferred tax assets:
  Depreciation..............................................     171,500     124,800
  Research and development tax credits......................     110,000
  IRB loss carryforward.....................................     196,000
  Reserves and other........................................      87,500
                                                              ----------    --------
                                                                 565,000     124,800
  Valuation allowance.......................................    (196,000)
                                                              ----------    --------
Net deferred income tax liability...........................  $4,339,200    $141,400
                                                              ==========    ========

     DBT has a capital loss carryover of approximately $700,000 for tax purposes, which expires in 2000. This loss results from the IRB transaction. The related deferred tax asset has been completely offset by a valuation allowance, as it is more likely than not that this asset will not be realized prior to its expiration.

                       DBT ONLINE, INC. AND SUBSIDIARIES

     The reconciliation of income tax computed at the federal statutory rate to income tax expense is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1995
                                                              ----    ----
Federal statutory rate......................................    34%    (34)%
Non deductible merger expenses..............................     7      --
Loss on IRB transaction.....................................    --      61
Research and development tax credit.........................   (15)     --
Income taxed as an S corporation through July 1, 1995.......    --     (21)
Effect of change in tax status from S corporation...........    --      17
State income taxes, net of federal income tax benefit.......     6      (2)
                                                              ----    ----
                                                                32%     21%
                                                              ====    ====

     The Company paid income taxes of $1,809,202 and $16,500 in 1996 and 1995, respectively. No income taxes were paid in 1994.

8.  DUE FROM PRINCIPAL SHAREHOLDER

     During 1995, the Company lent $200,000 to its principal shareholder. The loan was unsecured, bearing interest at prime and was repaid in 1996.

9.  IRB TRANSACTION

     Effective July 1, 1995, the Company purchased for cash and stock all of the outstanding shares of common stock of International Research Bureau, Inc. ("IRB"). Subsequent to the acquisition, the Company reevaluated the future potential of IRB's core document retrieval business and concluded that IRB's assets, other than its on-line customer list, had no future value. Factors which led the Company's management to this evaluation included the conclusions that the Company's technology was superior to IRB's and that IRB's data was duplicative of data which the Company already possessed. On December 13, 1995, IRB's shares were transferred back to the original owners of IRB in exchange for DBT common stock. Because the Company's ownership of IRB was temporary, DBT has accounted for its investment in IRB using the equity method.

     As a result of these transactions, the Company acquired IRB's customer list for its on-line business and a covenant not to compete. The assets of the Company given up included cash of $1,000,000; common stock valued at $485,700 (after accounting for the returned shares); and investments in the operations of IRB and other costs totaling $373,000. Management's estimate of the fair value of the acquired assets, totaling $198,600, was recorded on DBT's balance sheet, and the remainder of the costs incurred were charged to operations.

10.  COMMITMENTS AND CONTINGENCIES

LITIGATION

     The Company may be involved in litigation from time to time in the ordinary course of its business. DBT is not currently involved in any litigation, or to its knowledge, is any material litigation currently threatened.

     Due to the nature of Patlex's business, and especially its involvement in the enforcement of patent rights, Patlex is from time to time involved in litigation with alleged infringers of the Laser Patents. Patlex regards all such lawsuits as occurring in the ordinary course of business. Furthermore, as a result of the involvement of the United States Patent and Trademark Office in granting and denying patent applications and in conducting reexaminations of patents, Patlex has in the past been required to prosecute appeals to the United States District Court from Patent and Trademark Office rulings adverse to Patlex's interest. No such appeals are pending at this time and Patlex does not anticipate such appeals will be necessary in the future with regard to the Laser Patents.

                       DBT ONLINE, INC. AND SUBSIDIARIES

In connection with suits filed against alleged patent infringers to enforce a patent, defendants often file counterclaims seeking payment by the plaintiffs of any damages suffered by the defendants on account of the lawsuit and reimbursement by the plaintiffs of the defendant's costs and attorney's fees. While such counterclaims have been filed against Patlex, to date Patlex has not incurred liability with regard to such counterclaims. Patlex may also be required to file suits to enforce collection and compliance under its patent license agreements with its current licensees.

     In November 1994, REFAC Financial Corporation ("REFAC") instituted a civil action in the United States District Court, Eastern District of Pennsylvania, alleging that Patlex improperly calculated the royalties due REFAC. The manner in which the royalties due REFAC are calculated has been consistent for more than eight years. Patlex believes that the royalties due REFAC have been properly calculated, and that REFAC's claim is both without merit and time-barred. On February 28, 1996, a special verdict adverse to Patlex was returned. Post-trial motions were denied, and judgment in the total amount of $192,780.76 was entered on July 10, 1996. The Company appealed the decision to the United States Court of Appeals for the Third Circuit and that appeal is expected to be decided in 1997. Patlex has accrued the amount of the REFAC judgment plus interest through December 31, 1996.

ROYALTY AGREEMENT

     On February 7, 1994, a debt and royalty agreement was entered into with a consortium of seven individuals. During 1995, one of these seven became a shareholder and director of DBT. The agreement provided the financing necessary for DBT to enter the Texas market with its database services. The agreement provided for a loan to DBT in February 1994 of $200,000 which was repaid in 1995 and a royalty agreement to share in the revenues of the Texas expansion up to $800,000, computed as 10% of specified revenues from Texas operations. Through December 31, 1996, the Company had paid $59,900 relating to such royalties.

EMPLOYMENT AGREEMENTS

     In March 1991, Patlex entered into an employment agreement with its chairman, Mr. Borman, effective January 1, 1991. The agreement provides for minimum annual compensation of $145,000 and provides for an initial three-year employment period which is automatically extended for an additional year on its anniversary date unless the Company notifies him it does not wish to extend the term of the agreement. Patlex has entered into employment agreements with its chief financial officer, controller and vice-president/general counsel which have been extended through December 31, 1999 and provided for a base compensation in 1996 of $103,000, $111,000, and $84,000, respectively, plus bonuses and other incentive compensation.

LEASES

     The Company leases all of its office space under agreements expiring on various dates through 2001. Certain of these leases contain three-year renewal options.

     Future minimum payments under operating leases that have non-cancelable terms in excess of one year are as follows:

YEARS ENDING
DECEMBER 31,
------------
  1997......................................................  $305,700
  1998......................................................   210,900
  1999......................................................    63,700
  2000......................................................    52,800
  2001......................................................    26,400
                                                              --------
          Total.............................................  $659,500
                                                              ========

                       DBT ONLINE, INC. AND SUBSIDIARIES

     Rent expense was $327,700, $284,700 and $62,500, respectively, for the years ended December 31, 1996, 1995, and 1994.

11.  STOCK OPTIONS

     The Company has incentive and non-qualified stock option plans for directors and key employees and has 900,000 shares of Common Stock reserved for issuance under these plans. The incentive and non-qualified options become exercisable as determined by the Board of Directors and have a term of ten years.

     Option activity is summarized as follows:

                                                                          WEIGHTED AVERAGE
                                                              NUMBER       EXERCISE PRICE
                                                             OF SHARES       PER SHARE
                                                             ---------    ----------------
Acquired in connection with the acquisition and
  reorganization...........................................   350,000          $ 4.75
Granted....................................................   516,000           40.00
Exercised..................................................   (30,000)           4.75
Canceled...................................................   (11,000)          40.00
                                                              -------         -------
Outstanding at December 31, 1996...........................   320,000            4.75
                                                              505,000           40.00
Exercisable at December 31, 1996...........................   320,000            4.75
                                                               45,000           40.00

     The options with a $4.75 exercise price have a remaining contractual life of 8.8 years and those with a $40 exercise price have a remaining contractual life of 9.6 years.

     In addition, there are 31,978 options outstanding (all exercisable) for which no consideration will accrue to the Company. Of those outstanding, 332 options were exercised in 1996.

     The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees. The Company's employee stock options are issued with exercise prices which equal the market price of the Company's common stock on the date of grant and, consequently, no compensation expense is recognized.

     SFAS No. 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB No. 25 to present pro forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on the fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996: a risk-free interest rate of 6.5%, no dividend yield, a volatility factor of the expected market price of the Company's common stock of 47% and a weighted-average expected life of the option of 6 years. The fair value per option is approximately $20 at December 31, 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                       DBT ONLINE, INC. AND SUBSIDIARIES

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's net income and net income per share would have been reduced to the following pro forma amounts for the year ended December 31, 1996, as follows:

Net income:
  As reported...............................................  $519,400
  Pro forma.................................................   179,400
Net income per share:
  As reported...............................................  $    .08
  Pro forma.................................................       .03

     The above pro forma amounts reflect only the effect of stock options granted subsequent to January 1, 1996. Accordingly, the pro forma amounts may not be representative of the future effects on reported net income and earnings per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.

12.  BUSINESS SEGMENTS

     With the acquisition of Patlex in August 1996, the Company operates in two major segments: electronic information retrieval industry and the patent enforcement and exploitation business. Information concerning the segments in which the Company operates is shown in the table below. Operating profit is derived as total revenues less operating expenses; interest expense and general corporate expenses have not been considered. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. General corporate assets consist primarily of cash and cash equivalents.

                                                                 1996
                                                              -----------
Revenues:
  DBT.......................................................  $16,321,300
  Patlex....................................................    2,382,000
                                                              -----------
          Consolidated revenues.............................  $18,703,300
                                                              ===========
Operating profit:
  DBT.......................................................  $   194,700
  Patlex....................................................    1,341,000
                                                              -----------
          Segment operating profit..........................    1,535,700
Interest expense............................................     (159,100)
General corporate expense...................................     (626,200)
                                                              -----------
  Consolidated income before income taxes...................  $   750,400
                                                              ===========
Identifiable assets:
  DBT.......................................................  $ 9,000,900
  Patlex....................................................   20,292,500
                                                              -----------
          Total identifiable assets.........................   29,293,400
  General corporate assets..................................      262,600
                                                              -----------
          Consolidated assets...............................  $29,556,000
                                                              ===========

                       DBT ONLINE, INC. AND SUBSIDIARIES

                                                                 1996
                                                              -----------
Capital expenditures:
  DBT.......................................................  $ 5,277,400
  Patlex....................................................       23,300
                                                              -----------
          Consolidated capital expenditures.................  $ 5,300,700
                                                              ===========
Depreciation and amortization of identifiable assets:
  DBT.......................................................  $ 2,388,200
  Patlex....................................................      628,300
                                                              -----------
          Consolidated depreciation and amortization of
           identifiable assets..............................  $ 3,016,500
                                                              ===========

13.  PRO FORMA INCOME TAXES AND EARNINGS (UNAUDITED)

     As discussed in Note 7, having elected status as an S corporation, the shareholders of DBT paid the federal income tax on DBT's earnings through June 30, 1995. Additionally, DBT was exempt from Florida state income tax on its earnings during that period, as Florida does not separately tax S corporations. As a result, no income tax expense was provided in the historical financial statements for taxable income attributable to DBT through June 30, 1995; however, as disclosed in the Consolidated Statement of Changes in Stockholders' Equity, S corporation distributions were made to the shareholders to assist them in making the corporate tax payments.

     The pro forma amounts presented on the accompanying consolidated statements of operations reflect the amount of income taxes, the resulting income after taxes, and earning per share as if DBT had not made the election to be taxed as an S corporation. The pro forma computation of taxes for 1995 excludes the loss of the IRB transaction as the deferred tax asset arising from this loss has been fully allowanced.

------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    13
Dividend Policy.......................    13
Price Range of Common Stock...........    13
Capitalization........................    14
Selected Consolidated Financial and
  Other Data..........................    15
Unaudited Pro Forma Consolidated
  Statement of Operations.............    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    23
Management............................    31
Certain Transactions..................    36
Principal and Selling Shareholders....    37
Description of Capital Stock..........    38
Shares Eligible for Future Sale.......    40
Underwriting..........................    41
Notice to Canadian Residents..........    43
Experts...............................    44
Legal Matters.........................    44
Additional Information................    44
Incorporation of Certain Documents by
  Reference...........................    45
Index to Consolidated Financial
  Statements..........................   F-1

------------------------------------------------------

------------------------------------------------------

                               (DBT ONLINE LOGO)

                                1,940,000 SHARES

                                  COMMON STOCK
                                ($.10 PAR VALUE)

                                   PROSPECTUS

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             ------------------------------------------------------